Exhibit 99.1

Report to Shareholders for the First Quarter , 2022 www.cibc.com February 25, 2022
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the first quarter ended January 31, 2022.
First quarter highlights

	Q1/22	Q1/21	Q4/21	YoY Variance	QoQ Variance
Reported Net Income	$1,869 million	$1,625 million	$1,440 million	+15%	+30%
Adjusted Net Income (1)	$1,894 million	$1,640 million	$1,573 million	+15%	+20%
Reported Diluted Earnings Per Share (EPS)	$4.03	$3.55	$3.07	+14%	+31%
Adjusted Diluted EPS (1)	$4.08	$3.58	$3.37	+14%	+21%
Reported Return on Common Shareholders’ Equity (ROE) (2)	17.4%	17.0%	13.4%
Adjusted ROE (1)(2)	17.6%	17.2%	14.7%
Common Equity Tier 1 (CET1) Ratio (2)	12.2%	12.3%	12.4%
Results for the first quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.05 per share:
•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets; and
•	$13 million ($10 million after-tax) in transaction and integration-related costs (3) associated with the acquisition of the Canadian Costco credit card portfolio.
Our CET1 ratio
(2)
was 12.2% at January 31, 2022, compared with 12.4% at the end of the prior quarter. CIBC’s leverage ratio
(2)
at January 31, 2022 was 4.3%.
In the first quarter, the continued execution of our strategy enabled us to deliver strong financial results. Our highly connected and engaged team is guided by our purpose of helping make our clients’ ambitions a reality each and every day, which is attracting new business to our bank, deepening existing relationships, and driving strong top line growth across all of our businesses. To support our clear momentum and long-term growth, we continue to invest in our technology and talent to create a modern and exceptional experience for our clients and team, and we’re activating our resources to create positive change for our stakeholders as we contribute to a more sustainable, inclusive future.
Core business performance
Canadian Personal and Business Banking
reported net income of $687 million for the first quarter, up $35 million or 5% from the first quarter a year ago, mainly due to higher revenue, partially offset by higher expenses and provision for credit losses. Adjusted pre-provision,
pre-tax
earnings
(1)
were $1,044 million, up $105 million from the first quarter a year ago, mainly due to higher revenue driven by volume growth and higher fee income, partially offset by higher expenses.
Canadian Commercial Banking and Wealth Management
reported net income of $462 million for the first quarter, up $108 million or 31% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses. Adjusted pre-provision,
pre-tax
earnings
(1)
were $624 million, up $108 million from the first quarter a year ago, primarily due to strong volume growth and higher fee revenue in commercial banking, while wealth management revenue benefitted from significant growth in asset balances driven by market appreciation, net sales, and an increased level of investment activity by clients. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results and spending on strategic initiatives.
U.S. Commercial Banking and Wealth Management
reported net income of $226 million (US$178 million) for the first quarter, up $38 million (up US$32 million) from the first quarter a year ago, primarily due to higher revenue and lower provision for credit losses, partially offset by higher expenses. Adjusted pre-provision,
pre-tax
earnings
(1)
were $308 million (US$242 million), up $10 million (up US$10 million) from the first quarter a year ago due to higher revenue, primarily driven by volume growth and higher fees, partially offset by higher employee-related expenses.
Capital Markets
reported net income of $543 million for the first quarter, up $50 million or 10% from the first quarter a year ago, primarily due to higher revenue and a reversal of loan loss provisions, partially offset by higher expenses. Adjusted pre-provision,
pre-tax
earnings
(1)
were up $56 million or 9% from the first quarter a year ago, due to higher revenue from our global markets, corporate and investment banking and direct financial services businesses, partially offset by higher expenses.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	For additional information on the composition of these specified financial measures, see the “First quarter financial highlights” section.
(3)
Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs.

Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:
•
Established the CIBC Black Entrepreneur Program to help entrepreneurs from the Black community achieve their ambition of starting, running and growing their business. The new program includes a $15 million commitment for business loans of up to $250,000 as well as educational support and also includes a $2 million donation from the CIBC Foundation to the Black Opportunity Fund to provide non-repayable loans to entrepreneurs;

•
Fundraised $6 million together with our clients, team members, charity partners, and special guests for children’s charities globally during the 37th annual CIBC Miracle Day. Since 1984, CIBC’s annual employee-driven fundraiser has raised more than $266 million, helping to transform the lives of children and communities worldwide;

•
Supported communities in British Columbia impacted by devastating weather conditions, providing financial relief options to our clients and donating $50,000 split between United Way British Columbia Flood Appeal and the BC Agricultural Council; and

•
Proudly established a new partnership with the First Nations Major Projects Coalition (FNMPC) to help advance sustainable business opportunities for First Nations in Canada. As a Sustaining Partner, CIBC shares FNMPC’s vision for building prosperity for Indigenous peoples in Canada while mobilizing towards a lower carbon world and a more sustainable and inclusive economy.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC FIRST QUARTER 2022

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2021 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2022
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2021 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	44–47		69–71

	3	Top and emerging risks	23			50

	4	Key future regulatory ratio requirements	19, 34, 35	65	9, 16	36, 39, 74, 75, 172

Risk governance, risk management and business model	5	Risk management structure				44, 45
	6	Risk culture and appetite				43, 46, 47
	7	Risks arising from business activities	25			48, 53
	8	Bank-wide stress testing	28			32, 49, 57, 63 70, 72
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	18	65		32, 172
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	36
	11	Regulatory capital flow statement			12	37
	12	Capital management and planning				39, 172
	13	Business activities and risk-weighted assets	25		4	38, 53
	14	Risk-weighted assets and capital requirements			4	34, 38
	15	Credit risk by major portfolios			27–36	56–60
	16	Risk-weighted assets flow statement			4, 5	38

	17	Back-testing of models			67, 68	48, 57, 68
Liquidity	18	Liquid assets	33			73
Funding	19	Encumbered assets	34			73

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	38			78

	21	Funding strategy and sources	37			76
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	30			67

	23	Significant trading and non-trading market risk factors	31–32			67–71

	24	Model assumptions, limitations and validation procedures				67–71

	25	Stress testing and scenario analysis				32, 70
Credit risk	26	Analysis of credit risk exposures	26–29		6–7, 63–66	58–65, 145–152, 193

	27	Impaired loan and forbearance policies	26, 28			55, 63, 85, 124

	28	Reconciliation of impaired loans and the allowance for credit losses	28	60		63, 146

	29	Counterparty credit risk arising from derivatives	28		66, 35 (1)	55, 59, 162–163

	30	Credit risk mitigation	26		20, 51, 66	55, 162–163
Other risks	31	Other risks	39			79–82

	32	Discussion of publicly known risk events		67		79, 185
(1)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2022	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2022 compared with corresponding periods. The MD&A should be read in conjunction with our 2021 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 24, 2022. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 41 to 47.

Contents

2	First quarter financial highlights

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
5	Review of quarterly financial information

7	Non-GAAP measures

11	Strategic business units overview
11	Canadian Personal and Business Banking
12	Canadian Commercial Banking and Wealth Management
13	U.S. Commercial Banking and Wealth Management
15	Capital Markets
16	Corporate and Other

17	Financial condition
17	Review of condensed consolidated balance sheet

18	Capital management
22	Off-balance sheet arrangements

23	Management of risk
23	Risk overview
23	Top and emerging risks
26	Credit risk
30	Market risk
33	Liquidity risk
39	Other risks

40	Accounting and control matters
40	Critical accounting policies and estimates
40	Accounting developments
40	Other regulatory developments
40	Controls and procedures
40	Related-party transactions

41	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and commitments (including with respect to net-zero emissions), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus
(COVID-19)
pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the
COVID-19
pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; inflationary pressures; global supply-chain disruptions; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2022	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
	Financial results ($ millions)
	Net interest income	$3,132	$2,980	$2,839
	Non-interest income	2,366	2,084	2,124
	Total revenue	5,498	5,064	4,963
	Provision for credit losses	75	78	147
	Non-interest expenses	3,023	3,135	2,726
	Income before income taxes	2,400	1,851	2,090
	Income taxes	531	411	465
	Net income	$1,869	$1,440	$1,625
	Net income attributable to non-controlling interests	$5	$4	$4
	Preferred shareholders and other equity instrument holders	41	47	30
	Common shareholders	1,823	1,389	1,591
	Net income attributable to equity shareholders	$1,864	$1,436	$1,621
	Financial measures
	Reported efficiency ratio (1)	55.0%	61.9%	54.9%
	Reported operating leverage (1)	(0.1)%	1.7%	13.3%
	Loan loss ratio (2)	0.11%	0.10%	0.22%
	Reported return on common shareholders’ equity (1)	17.4%	13.4%	17.0%
	Net interest margin (1)	1.43%	1.41%	1.41%
	Net interest margin on average interest-earning assets (3)(4)	1.60%	1.58%	1.58%
	Return on average assets (4)(5)	0.85%	0.68%	0.81%
	Return on average interest-earning assets (3)(4)(5)	0.95%	0.77%	0.91%
	Reported effective tax rate	22.1%	22.2%	22.2%
Common share information
Per share ($)	– basic earnings	$4.04	$3.08	$3.56
	– reported diluted earnings	4.03	3.07	3.55
	– dividends	1.61	1.46	1.46
	– book value (6)	94.86	91.66	85.24
Closing share price ($)		159.62	150.17	108.98
Shares outstanding (thousands)	– weighted-average basic	450,935	450,469	447,281
	– weighted-average diluted	452,516	452,028	447,929
	– end of period	450,961	450,828	447,850
	Market capitalization ($ millions)	$71,982	$67,701	$48,807
	Value measures
	Total shareholder return	7.46%	4.55%	11.11%
	Dividend yield (based on closing share price)	4.0%	3.9%	5.3%
	Reported dividend payout ratio (1)	39.8%	47.3%	41.1%
	Market value to book value ratio	1.68	1.64	1.28
	Selected financial measures – adjusted (7)
	Adjusted efficiency ratio (8)	53.8%	57.8%	53.9%
	Adjusted operating leverage (8)	0.2%	(2.8)%	2.0%
	Adjusted return on common shareholders’ equity	17.6%	14.7%	17.2%
	Adjusted effective tax rate	22.1%	22.5%	22.3%
	Adjusted diluted earnings per share	$4.08	$3.37	$3.58
	Adjusted dividend payout ratio	39.3%	43.2%	40.7%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$222,353	$218,398	$213,786
	Loans and acceptances, net of allowance for credit losses	483,387	462,879	420,975
	Total assets	861,664	837,683	782,908
	Deposits	649,708	621,158	573,927
	Common shareholders’ equity (1)	42,778	41,323	38,177
	Average assets (4)	870,553	835,931	799,948
	Average interest-earning assets (3)(4)	777,820	747,009	711,470
	Average common shareholders’ equity (1)(4)	41,610	40,984	37,067
	Assets under administration (AUA) (1)(9)(10)	3,009,559	2,963,221	2,518,517
	Assets under management (AUM) (1)(10)	317,380	316,834	280,303
	Balance sheet quality and liquidity measures (11)
	Risk-weighted assets (RWA) ($ millions)	$284,226	$272,814	$256,119
	Common Equity Tier 1 (CET1) ratio (12)	12.2%	12.4%	12.3%
	Tier 1 capital ratio (12)	13.8%	14.1%	13.8%
	Total capital ratio (12)	15.7%	16.2%	15.8%
	Leverage ratio	4.3%	4.7%	4.7%
	Liquidity coverage ratio (LCR)	123%	127%	142%
	Net stable funding ratio (NSFR)	116%	118%	122%
	Other information
	Full-time equivalent employees	46,030	45,282	43,890
(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Net income expressed as a percentage of average assets or average interest-earning assets.
(6)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(7)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the
“Non-GAAP
measures” section.

(8)	Calculated on a taxable equivalent basis (TEB).
(9)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,387.1 billion (October 31, 2021: $2,341.1 billion; January 31, 2021: $1,977.7 billion).

(10)	AUM amounts are included in the amounts reported under AUA.
(11)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(12)	Ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.

2	CIBC FIRST QUARTER 2022

Financial performance overview
Economic outlook
Global economic activity had improved heading into 2022, although the
COVID-19
pandemic, fueled by the more contagious Omicron variant, continued to pose a headwind to the pace of that recovery, impacting services demand and the supply of goods. Additional restrictions imposed by governments around the world to limit the impact of the infection negatively impacted the service sector recovery, and worker absenteeism delayed a further improvement in production and shipping. Vaccination rates are still climbing, and although the virus remains a threat, our outlook assumes that targeted health measures rather than broader economic closures will be used to contain future infections in most countries. We also assume that the increased global distribution of vaccines, as well as immunity acquired through prior infections, will help relieve supply chain disruptions, improving the availability of and lowering price pressures on internationally traded goods.
In Canada, after a slower start to 2022, real gross domestic product (GDP) is expected to grow by approximately 3.5% in calendar 2022, after a gain of over 4.5% in calendar 2021, led by a further recovery in consumer services demand in the second to fourth calendar quarters, as well as improvements in exports and capital spending as global supply chain pressures ease. We expect that the unemployment rate will average near 6% in calendar 2022, approaching full-employment levels in the latter half of the year. Improving economic activity will more than offset diminished government assistance for businesses and households, supporting business and household credit growth and credit quality. Government bond issuance will remain elevated this year with a high level of maturities due to be refinanced. Although inflation is expected to ease later in the year on improved goods supplies, we expect that the Bank of Canada will respond to a tightening labour market by raising the overnight interest rate by approximately 100 basis points over the course of the year. Longer-term rates will drift higher over the year as the market builds in expectations for rate hikes beyond 2022, and as North American central banks reduce bond holdings from the relatively high levels previously accumulated under quantitative easing through scheduled maturities.
In the U.S., real GDP is expected to grow by approximately 4% in calendar 2022, after growing by 5.7% in the prior calendar year. Unemployment is expected to average in the 3.5% to 4% range in calendar 2022, reaching full-employment levels by the middle of the year. Strong employment gains and improving business revenues will support lower insolvencies. In response to achieving its employment objectives, the Federal Reserve is likely to increase rates by approximately 100 basis points during calendar 2022.
The economic challenges from
COVID-19
have impacted all our strategic business units (SBUs), and while they are likely to continue to be present in the coming year, lower hospitalization rates and fatalities, facilitated by higher vaccination rates and other potential treatments for
COVID-19,
will shape the environment ahead. From a credit perspective, lower and more targeted government support will be more than offset by improving employment and business volumes. Deposit growth will continue at moderate rates, having already adjusted to the deceleration in the flow of government support payments to households and businesses. The rising interest rate environment is expected to have a modestly positive impact on the net interest margins for all our SBUs.
For Canadian Personal and Business Banking, mortgage demand growth could decelerate slightly in this fiscal year on softer home sales volumes and higher interest rates. We expect to see a modest acceleration in growth in non-mortgage
credit demand as a result of the continued easing of pandemic-related constraints on economic activity, which will support an increase in consumer spending. Further increases in consumer spending are expected to have a positive impact on retail transaction volumes. Continued demand for business lending products is anticipated as small businesses expand in response to the economic recovery.
Our Canadian and U.S. wealth management businesses are expected to benefit in the coming fiscal year from further economic recovery, with investors continuing to look for alternatives to what will still be low real interest rates.
Our Capital Markets business is expected to benefit in this fiscal year from trading volumes driven by greater volatility as interest rates rise, from merger and acquisition activity as corporate consolidations continue, as well as from healthy equity issuance, but could be negatively impacted by lower corporate bond issuance. Loan demand in our Canadian and U.S. commercial banking business in this fiscal year is expected to continue to grow at a healthy pace in the coming fiscal year in response to improving economic conditions.
The economic outlook described above reflects numerous assumptions regarding the economic impact of the

COVID-19

pandemic. Although its severity appears to be diminishing where vaccination rates are high, hospitalization rates are still elevated, and uncertainties remain regarding the pace of global vaccination efforts, the need for booster doses and the degree to which they will contain existing and potential new variants, without measures that limit economic activity. Expectations reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. Further, the economic fallout from the conflict in Ukraine, including the impact of wider sanctions, represents a risk to the forecasts to the extent that it impacts global growth and financial market confidence. As a result, actual experience may differ materially from expectations.
Our financial condition and our regulatory capital and liquidity positions continue to be strong. See “Capital management” and “Liquidity risk” for further details. The impact of the pandemic on our risk environment is discussed in “Top and emerging risks”. Changes in the level of economic uncertainty arising from the pandemic continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See “Accounting and control matters”, as well as Note 2 and Note 6 to our interim consolidated financial statements for further details.
Significant events
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, Grenada, Dominica, St. Kitts and Aruba. The proposed sale of banking assets in Aruba received regulatory approval in the first quarter of 2022 and is expected to close in the second quarter of 2022. The remaining transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized in the second half of fiscal 2022. The impacts upon closing are not expected to be material.
Acquisition of Canadian Costco credit card portfolio
On September 2, 2021, we announced that we entered into a long-term agreement to become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. We will also acquire the existing Canadian Costco credit card portfolio, which has over $3 billion in outstanding balances. This transaction is expected to be completed in the second quarter of fiscal 2022, subject to customary closing conditions.

CIBC FIRST QUARTER 2022	3

Financial results review
Reported net income for the quarter was $1,869 million, compared with $1,625 million for the same quarter last year, and $1,440 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,894 million, compared with $1,640 million for the same quarter last year, and $1,573 million for the prior quarter.
Reported diluted earnings per share (EPS) for the quarter was $4.03, compared with $3.55 for the same quarter last year, and $3.07 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $4.08, compared with $3.58 for the same quarter last year, and $3.37 for the prior quarter.
In the current quarter, the following items of note increased non-interest
expenses by $33 million, decreased income taxes by $8 million and decreased net income by $25 million:
•
$20 million ($15 million
after-tax)
amortization of acquisition-related intangible assets ($13 million after-tax
in U.S. Commercial Banking and Wealth Management and $2 million after-tax
in Corporate and Other); and

•
$13 million ($10 million
after-tax)
in transaction and integration-related costs
(2)
associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking).

Net interest income
(3)
Net interest income was up $293 million or 10% from the same quarter last year, primarily due to volume growth across our businesses.
Net interest income was up $152 million or 5% from the prior quarter, primarily due to volume growth and higher trading income, partially offset by lower treasury revenue.
Non-interest
income
(3)
Non-interest
income was up $242 million or 11% from the same quarter last year, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, higher credit and other fees, and trading income.
Non-interest
income was up $282 million or 14% from the prior quarter, primarily due to higher trading income and credit fees.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)
Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs.

(3)
Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$99	$87	$109
Canadian Commercial Banking and Wealth Management	(1)	6	19
U.S. Commercial Banking and Wealth Management	30	8	48
Capital Markets	(13)	–	42
Corporate and Other	11	11	18
	126	112	236
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	(1)	77	(55)
Canadian Commercial Banking and Wealth Management	(3)	(11)	14
U.S. Commercial Banking and Wealth Management	(2)	(59)	(3)
Capital Markets	(25)	(34)	(37)
Corporate and Other	(20)	(7)	(8)
	(51)	(34)	(89)
	$75	$78	$147
Provision for credit losses was $75 million, down $72 million or 49% from the same quarter last year. Provision reversal on performing loans was down $38 million as the same quarter last year included a higher degree of favourable change in the overall economic outlook. Provision for credit losses on impaired loans was down $110 million, primarily due to lower net impairments across all SBUs.
Provision for credit losses was comparable with the prior quarter, with a higher provision reversal on performing loans, offset by a higher provision for credit losses on impaired loans.
Non-interest
expenses
Non-interest
expenses were up $297 million or 11% from the same quarter last year, primarily due to higher employee-related compensation and higher spending on strategic initiatives.
Non-interest
expenses were down $112 million or 4% from the prior quarter, as the prior quarter included a charge related to the consolidation of our real estate portfolio and an increase in legal provisions, both shown as items of note, partially offset by higher performance-based compensation.

4	CIBC FIRST QUARTER 2022

Income taxes
Income tax expense was up $66 million or 14% from the same quarter last year, and up $120 million or 29% from the prior quarter, primarily due to higher income.
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
The CRA has reassessed CIBC for approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2022 vs. Jan. 31, 2021		Jan. 31, 2022 vs. Oct. 31, 2021
Estimated increase (decrease) in:
Total revenue	$(13)		$16
Provision for credit losses	–		–
Non-interest expenses	(6)		7
Income taxes	(1)		1
Net income	(6)		8
Impact on EPS:
Basic	$(0.01)		$0.02
Diluted	(0.01)		0.02
Average USD appreciation (depreciation) relative to CAD	(1.0	) %	1.3%
Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended	2022				2021			2020
		Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
	Revenue
	Canadian Personal and Business Banking	$2,183	$2,128	$2,056	$1,941	$2,025	$1,997	$1,910	$1,936
	Canadian Commercial Banking and Wealth Management	1,297	1,240	1,207	1,135	1,088	1,028	1,013	1,025
	U.S. Commercial Banking and Wealth Management	609	562	539	532	561	519	512	511
	Capital Markets (1)	1,304	1,012	1,140	1,194	1,174	934	1,146	967
	Corporate and Other (1)	105	122	114	130	115	122	127	139
	Total revenue	$5,498	$5,064	$5,056	$4,932	$4,963	$4,600	$4,708	$4,578
	Net interest income	$3,132	$2,980	$2,893	$2,747	$2,839	$2,792	$2,729	$2,762
	Non-interest income	2,366	2,084	2,163	2,185	2,124	1,808	1,979	1,816
	Total revenue	5,498	5,064	5,056	4,932	4,963	4,600	4,708	4,578
	Provision for (reversal of) credit losses	75	78	(99)	32	147	291	525	1,412
	Non-interest expenses	3,023	3,135	2,918	2,756	2,726	2,891	2,702	2,704
	Income before income taxes	2,400	1,851	2,237	2,144	2,090	1,418	1,481	462
	Income taxes	531	411	507	493	465	402	309	70
	Net income	$1,869	$1,440	$1,730	$1,651	$1,625	$1,016	$1,172	$392
	Net income (loss) attributable to:
	Non-controlling interests	$5	$4	$5	$4	$4	$1	$2	$(8)
	Equity shareholders	1,864	1,436	1,725	1,647	1,621	1,015	1,170	400
EPS	– basic	$4.04	$3.08	$3.77	$3.56	$3.56	$2.21	$2.56	$0.83
	– diluted	4.03	3.07	3.76	3.55	3.55	2.20	2.55	0.83
(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Market activities.

CIBC FIRST QUARTER 2022	5

Revenue
Revenue in our lending and deposit-taking businesses is generally driven by the interest rate environment, volume growth and fees related to client transaction activity. Our wealth management businesses are driven by market conditions and net sales activity impacting AUA and AUM, as well as the level of client investment activity. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The
COVID-19
pandemic beginning in the second quarter of 2020 and the lower interest rate environment continue to impact revenue for all our SBUs.
Canadian Personal and Business Banking revenue was negatively impacted by the lower interest rate environment and lower client transaction activity as a result of the
COVID-19
pandemic earlier in the period, partially offset by volume growth. In recent quarters, revenue has benefitted from an improvement in client activity and continued volume growth.
Canadian Commercial Banking and Wealth Management has benefitted from commercial banking loan and deposit growth as well as from strong markets. In Commercial Banking, loan growth has accelerated throughout fiscal 2021 and into fiscal 2022 as the economic recovery progressed. The benefit from loan and deposit growth has been partially offset by the lower interest rate environment. In Wealth Management, AUA and AUM growth has been driven by strong market performance and record investment sales, although these factors have been somewhat more muted lately due to market volatility experienced in the first quarter of fiscal 2022.
U.S. Commercial Banking and Wealth Management has benefitted from strategic client acquisitions that are driving increased loans, deposits, AUM, and fee income. Loan growth has also accelerated due to the economic recovery. Wealth management AUA and AUM growth has been driven by continued market appreciation and strong sales momentum subsequent to the recent market volatility.
Capital Markets had lower trading revenue in the second and fourth quarters of 2020, and the fourth quarter of 2021, while the second and third quarters of 2021 included increased revenue from underwriting and advisory activities. The first quarter of 2022 had higher trading revenue.
Corporate and Other included the impact of the
COVID-19
pandemic that led to excess liquidity costs from the second quarter of 2020 to the second quarter of 2021 that negatively impacted revenue. The interest rate environment and narrower margins have negatively impacted revenue in international banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in our economic outlook. As a result of the impact of the
COVID-19
pandemic beginning in the second quarter of 2020, some portions of our loan portfolios were negatively impacted by the decline in economic activity associated with restrictive public health measures, mitigated to a large extent by large-scale government support and relief programs targeting both individuals and businesses. Although public health measures in most jurisdictions have eased in response to increasing vaccination rates, and economic recovery is well underway, uncertainty related to the economic environment persists. There continues to be considerable judgment involved in the estimation of credit losses in the current environment.
The significant increase in the provision for credit losses on performing loans in the second quarter and, to a lesser extent, the third and fourth quarters of 2020 reflected the early stages of the
COVID-19
pandemic, which impacted all our SBUs, as well as the impact of continued pressure on oil prices. All four quarters of 2021 and the first quarter of 2022 reflect a moderate improvement in economic conditions as well as our economic outlook.
In Canadian Personal and Business Banking, the third and fourth quarters of 2020, the first, third and fourth quarters of 2021, and the first quarter of 2022 included lower insolvencies and write-offs in credit cards. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs was impacted by the assistance offered to clients from our payment deferral programs, lower client spending as well as government support. The second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs, that continued to underperform and eventually were written off after exiting the programs.
In Canadian Commercial Banking and Wealth Management, the first quarter and the second half of 2020 included provisions on one fraud-related impairment.
In U.S. Commercial Banking and Wealth Management, the first quarter of 2021 and the second half of 2020 included higher provisions on impaired loans.
In Capital Markets, the second and third quarters of 2020 included higher provisions on impaired loans in the oil and gas sector.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The second and fourth quarters of 2020 included goodwill impairment charges related to our controlling interest in CIBC FirstCaribbean. The third quarter of 2020 and the third quarter and fourth quarter of 2021 included increases in legal provisions in Corporate and Other, all shown as items of note. The fourth quarter of 2020 and the fourth quarter of 2021 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters. The fourth quarter of 2020 included a gain as a result of plan amendments related to pension and other post-employment plans.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income.

6	CIBC FIRST QUARTER 2022

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 31 to our consolidated financial statements included in our 2021 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted ROE.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. In the first quarter of 2022, we increased the common equity allocated to our SBUs to 11% of common equity Tier 1 capital requirements for each SBU, reflecting an increase from 10% in 2021. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. In the first quarter of 2022, we increased the common equity allocated to our SBUs, as noted above.

CIBC FIRST QUARTER 2022	7

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, as at or for the three months ended January 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
Non-interest expenses	1,152	673	318	596	284	3,023	250
Income (loss) before income taxes	933	628	263	746	(170)	2,400	207
Income taxes	246	166	37	203	(121)	531	29
Net income (loss)	687	462	226	543	(49)	1,869	178
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	687	462	226	543	(54)	1,864	178
Diluted EPS ($)						$4.03
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(17)	$–	$(3)	$(20)	$(13)
Transaction and integration-related costs (2)	(13)	–	–	–	–	(13)	–
Impact of items of note on non-interest expenses	(13)	–	(17)	–	(3)	(33)	(13)
Total pre-tax impact of items of note on net income	13	–	17	–	3	33	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	4	–	1	5	3
Transaction and integration-related costs (2)	3	–	–	–	–	3	–
Impact of items of note on income taxes	3	–	4	–	1	8	3
Total after-tax impact of items of note on net income	10	–	13	–	2	25	10
Impact of items of note on diluted EPS ($)						$0.05
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses – adjusted	98	(4)	28	(38)	(9)	75	22
Non-interest expenses – adjusted	1,139	673	301	596	281	2,990	237
Income (loss) before income taxes – adjusted	946	628	280	746	(167)	2,433	220
Income taxes – adjusted	249	166	41	203	(120)	539	32
Net income (loss) – adjusted	697	462	239	543	(47)	1,894	188
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	697	462	239	543	(52)	1,889	188

Adjusted diluted EPS ($)						$4.08
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)
Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs.

(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $59 million (October 31, 2021: $48 million; January 31, 2021: $54 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

8	CIBC FIRST QUARTER 2022

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, as at or for the three months ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,128	$1,240	$562	$1,012	$122	$5,064	$448
Provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78	(40)
Non-interest expenses	1,152	646	296	528	513	3,135	235
Income (loss) before income taxes	812	599	317	518	(395)	1,851	253
Income taxes	215	157	61	140	(162)	411	49
Net income (loss)	597	442	256	378	(233)	1,440	204
Net income attributable to non-controlling interests	–	–	–	–	4	4	–
Net income (loss) attributable to equity shareholders	597	442	256	378	(237)	1,436	204
Diluted EPS ($)						$3.07
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(16)	$–	$(3)	$(19)	$(13)
Transaction and integration-related costs (2)	(12)	–	–	–	–	(12)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(109)	(109)	–
Increase in legal provisions	–	–	–	–	(40)	(40)	–
Impact of items of note on non-interest expenses	(12)	–	(16)	–	(152)	(180)	(13)
Total pre-tax impact of items of note on net income	12	–	16	–	152	180	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	4	–	–	4	3
Transaction and integration-related costs (2)	3	–	–	–	–	3	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	29	29	–
Increase in legal provisions	–	–	–	–	11	11	–
Impact of items of note on income taxes	3	–	4	–	40	47	3
Total after-tax impact of items of note on net income	9	–	12	–	112	133	10
Impact of items of note on diluted EPS ($)						$0.30
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,128	$1,240	$562	$1,012	$122	$5,064	$448
Provision for (reversal of) credit losses – adjusted	164	(5)	(51)	(34)	4	78	(40)
Non-interest expenses – adjusted	1,140	646	280	528	361	2,955	222
Income (loss) before income taxes – adjusted	824	599	333	518	(243)	2,031	266
Income taxes – adjusted	218	157	65	140	(122)	458	52
Net income (loss) – adjusted	606	442	268	378	(121)	1,573	214
Net income attributable to non-controlling interests – adjusted	–	–	–	–	4	4	–
Net income (loss) attributable to equity shareholders – adjusted	606	442	268	378	(125)	1,569	214
Adjusted diluted EPS ($)						$3.37
See previous page for footnote references.

CIBC FIRST QUARTER 2022	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, as at or for the three months ended January 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,025	$1,088	$561	$1,174	$115	$4,963	$437
Provision for credit losses	54	33	45	5	10	147	35
Non-interest expenses	1,086	572	280	522	266	2,726	218
Income (loss) before income taxes	885	483	236	647	(161)	2,090	184
Income taxes	233	129	48	154	(99)	465	38
Net income (loss)	652	354	188	493	(62)	1,625	146
Net income attributable to non-controlling interests	–	–	–	–	4	4	–
Net income (loss) attributable to equity shareholders	652	354	188	493	(66)	1,621	146
Diluted EPS ($)						$3.55
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(17)	$–	$(3)	$(20)	$(13)
Impact of items of note on non-interest expenses	–	–	(17)	–	(3)	(20)	(13)
Total pre-tax impact of items of note on net income	–	–	17	–	3	20	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	–	5	4
Impact of items of note on income taxes	–	–	5	–	–	5	4
Total after-tax impact of items of note on net income	–	–	12	–	3	15	9
Impact of items of note on diluted EPS ($)						$0.03
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,025	$1,088	$561	$1,174	$115	$4,963	$437
Provision for credit losses – adjusted	54	33	45	5	10	147	35
Non-interest expenses – adjusted	1,086	572	263	522	263	2,706	205
Income (loss) before income taxes – adjusted	885	483	253	647	(158)	2,110	197
Income taxes – adjusted	233	129	53	154	(99)	470	42
Net income (loss) – adjusted	652	354	200	493	(59)	1,640	155
Net income attributable to non-controlling interests – adjusted	–	–	–	–	4	4	–
Net income (loss) attributable to equity shareholders – adjusted	652	354	200	493	(63)	1,636	155
Adjusted diluted EPS ($)						$3.58
See previous page for footnote references.
The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869	$178
Jan. 31	Add: provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
	Add: income taxes	246	166	37	203	(121)	531	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,031	624	291	708	(179)	2,475	229
	Pre-tax impact of items of note (2)	13	–	17	–	3	33	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,044	$624	$308	$708	$(176)	$2,508	$242
2021	Net income (loss)	$597	$442	$256	$378	$(233)	$1,440	$204
Oct. 31	Add: provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78	(40)
	Add: income taxes	215	157	61	140	(162)	411	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	976	594	266	484	(391)	1,929	213
	Pre-tax impact of items of note (2)	12	–	16	–	152	180	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$988	$594	$282	$484	$(239)	$2,109	$226
2021	Net income (loss)	$652	$354	$188	$493	$(62)	$1,625	$146
Jan. 31	Add: provision for (reversal of) credit losses	54	33	45	5	10	147	35
	Add: income taxes	233	129	48	154	(99)	465	38
	Pre-provision (reversal), pre-tax earnings (losses) (1)	939	516	281	652	(151)	2,237	219
	Pre-tax impact of items of note (2)	–	–	17	–	3	20	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$939	$516	$298	$652	$(148)	$2,257	$232
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

10	CIBC FIRST QUARTER 2022

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 18 of our 2021 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels.
Results
(1)

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Revenue	$2,183	$2,128	$2,025
Provision for (reversal of) credit losses
Impaired	99	87	109
Performing	(1)	77	(55)
Total provision for credit losses	98	164	54
Non-interest expenses	1,152	1,152	1,086
Income before income taxes	933	812	885
Income taxes	246	215	233
Net income	$687	$597	$652
Net income attributable to:
Equity shareholders	$687	$597	$652
Efficiency ratio	52.8%	54.1%	53.6%
Operating leverage	1.7%	(0.4)%	(2.6)%
Return on equity (2)	36.9%	35.9%	39.9%
Average allocated common equity (2)	$7,394	$6,608	$6,480
Full-time equivalent employees	12,749	12,629	12,594
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $687 million, up $35 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.
Net income was up $90 million from the prior quarter, primarily due to a lower provision for credit losses and higher revenue.
Revenue
Revenue was up $158 million or 8% from the same quarter last year, primarily due to volume growth and higher fee income.
Revenue was up $55 million or 3% from the prior quarter, primarily due to volume growth and higher fee income.
Provision for credit losses
Provision for credit losses was up $44 million from the same quarter last year. Provision reversal on performing loans was down as the same quarter last year included a higher degree of favourable change in our economic outlook, while the current quarter included unfavourable credit migration. Provision for credit losses on impaired loans was down, largely due to lower write-offs and delinquencies in the personal lending portfolio, partially offset by higher write-offs in credit cards. The same quarter last year had lower write-offs in credit cards due to our client deferral programs.
Provision for credit losses was down $66 million from the prior quarter, primarily due to the higher provision on performing loans in the prior quarter mainly as a result of model parameter updates. Provision for credit losses on impaired loans was up due to higher write-offs and delinquencies in the personal lending portfolio.
Non-interest
expenses
Non-interest
expenses were up $66 million or 6% from the same quarter last year, primarily due to higher spending on strategic initiatives and employee-related compensation.
Non-interest
expenses were comparable to the prior quarter.
Income taxes
Income taxes were up $13 million from the same quarter last year, primarily due to higher income.
Income taxes were up $31 million from the prior quarter, primarily due to higher income.

CIBC FIRST QUARTER 2022	11

Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Revenue
Commercial banking	$532	$489	$428
Wealth management	765	751	660
Total revenue	1,297	1,240	1,088
Provision for (reversal of) credit losses
Impaired	(1)	6	19
Performing	(3)	(11)	14
Total provision for (reversal of) credit losses	(4)	(5)	33
Non-interest expenses	673	646	572
Income before income taxes	628	599	483
Income taxes	166	157	129
Net income	$462	$442	$354
Net income attributable to:
Equity shareholders	$462	$442	$354
Efficiency ratio	51.9%	52.0%	52.6%
Operating leverage	1.5%	1.1%	1.2%
Return on equity (2)	23.2%	24.9%	21.4%
Average allocated common equity (2)	$7,892	$7,039	$6,568
Full-time equivalent employees	5,338	5,241	5,036
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $462 million, up $108 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Net income for the quarter was up $20 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue
Revenue was up $209 million or 19% from the same quarter last year.
Commercial banking revenue was up $104 million, primarily due to volume growth and higher fees.
Wealth management revenue was up $105 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.
Revenue was up $57 million or 5% from the prior quarter.
Commercial banking revenue was up $43 million, primarily due to volume growth and higher fees.
Wealth management revenue was up $14 million, primarily due to higher commission revenue from increased client activity and higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales.
Provision for (reversal of) credit losses
Provision for credit losses was a reversal of $4 million compared with a provision for credit losses of $33 million in the same quarter last year. The current quarter included a provision reversal on performing loans largely due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses driven by unfavourable credit migration. The higher provision for credit losses on impaired loans in the same quarter last year was mainly attributable to the health and social services sector.
Provision reversal for credit losses was comparable with the prior quarter, with a lower provision reversal on performing loans offset by a lower provision for credit losses on impaired loans.
Non-interest
expenses
Non-interest
expenses were up $101 million or 18% from the same quarter last year, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Non-interest
expenses were up $27 million or 4% from the prior quarter, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Income taxes
Income taxes were up $37 million from the same quarter last year, primarily due to higher income.
Income taxes were up $9 million from the prior quarter, primarily due to higher income.

12	CIBC FIRST QUARTER 2022

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate
companies and
high-net-worth
individuals and families.
Results in Canadian dollars
(1)

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Revenue
Commercial banking	$404	$366	$381
Wealth management (2)	205	196	180
Total revenue (3)	609	562	561
Provision for (reversal of) credit losses
Impaired	30	8	48
Performing	(2)	(59)	(3)
Total provision for (reversal of) credit losses	28	(51)	45
Non-interest expenses	318	296	280
Income before income taxes	263	317	236
Income taxes	37	61	48
Net income	$226	$256	$188
Net income attributable to:
Equity shareholders	$226	$256	$188
Average allocated common equity (4)	$9,902	$9,085	$9,105
Full-time equivalent employees	2,157	2,170	2,090
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program (PPP).
(3)
Included $3 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended January 31, 2022 (October 31, 2021: $3 million; January 31, 2021: $4 million).

(4)	For additional information, see the “Non-GAAP measures” section.
Results in U.S. dollars
(1)

US$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Revenue
Commercial banking	$318	$293	$296
Wealth management (2)	161	155	141
Total revenue (3)	479	448	437
Provision for (reversal of) credit losses
Impaired	23	7	37
Performing	(1)	(47)	(2)
Total provision for (reversal of) credit losses	22	(40)	35
Non-interest expenses	250	235	218
Income before income taxes	207	253	184
Income taxes	29	49	38
Net income	$178	$204	$146
Net income attributable to:
Equity shareholders	$178	$204	$146
Efficiency ratio	52.2%	52.5%	49.9%
Operating leverage	(5.2)%	(1.9)%	18.5%
Return on equity (4)	9.0%	11.2%	8.2%
Average allocated common equity (4)	$7,792	$7,238	$7,095
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. PPP.
(3)
Included US$2 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended January 31, 2022 (October 31, 2021: US$3 million; January 31, 2021: US$4 million).

(4)	For additional information, see the “Non-GAAP measures” section.

CIBC FIRST QUARTER 2022	13

Financial overview
Net income for the quarter was $226 million (US$178 million), up $38 million (US$32 million) from the same quarter last year, primarily due to higher revenue and lower provision for credit losses, partially offset by higher non-interest expenses.
Net income was down $30 million (US$26 million) from the prior quarter, primarily due to a provision for credit losses in the current quarter compared with a provision reversal in the prior quarter, partially offset by higher revenue.
Revenue
Revenue was up US$42 million or 10% from the same quarter last year.
Commercial banking revenue was up US$22 million, primarily due to volume growth and higher fees, partially offset by lower product spreads.
Wealth management revenue was up US$20 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales.
Revenue was up US$31 million or 7% from the prior quarter.
Commercial banking revenue was up US$25 million, primarily due to volume growth and higher fees.
Wealth management revenue was up US$6 million, primarily due to higher fee-based
revenue.
Provision for (reversal of) credit losses
Provision for credit losses was down US$13 million from the same quarter last year. Provision reversal on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was down due to a decrease in the real estate sector, partially offset by an increase in the capital goods manufacturing sector.
The current quarter included a provision for credit losses of US$22 million, while the prior quarter included a provision reversal of US$40 million. Provision reversal on performing loans was down as the prior quarter included a more favourable change in our economic outlook, as well as more favourable credit migration. Provision for credit losses on impaired loans was up due to an increase in the capital goods manufacturing sector, partially offset by a decrease in the real estate sector.
Non-interest
expenses
Non-interest
expenses were up US$32 million or 15% from the same quarter last year, primarily due to higher employee-related compensation and professional services expense.
Non-interest expenses were up US$15 million or 6% from the prior quarter, primarily due to employee-related compensation.
Income taxes
Income taxes were down US$9 million from the same quarter last year due to changes in the proportion of income subject to varying rates of tax.
Income taxes were down US$20 million from the prior quarter, primarily due to lower income.

14	CIBC FIRST QUARTER 2022

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which provides a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Revenue
Global markets	$672	$420	$614
Corporate and investment banking	410	382	358
Direct financial services	222	210	202
Total revenue (2)	1,304	1,012	1,174
Provision for (reversal of) credit losses
Impaired	(13)	–	42
Performing	(25)	(34)	(37)
Total provision for (reversal of) credit losses	(38)	(34)	5
Non-interest expenses	596	528	522
Income before income taxes	746	518	647
Income taxes (2)	203	140	154
Net income	$543	$378	$493
Net income attributable to:
Equity shareholders	$543	$378	$493
Efficiency ratio	45.7%	52.2%	44.5%
Operating leverage	(3.1)%	(7.2)%	10.4%
Return on equity (3)	25.4%	19.7%	28.0%
Average allocated common equity (3)	$8,480	$7,632	$6,991
Full-time equivalent employees	2,275	2,225	1,943
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $59 million for the quarter ended January 31, 2022 (October 31, 2021: $48 million; January 31, 2021: $54 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $543 million, up $50 million from the same quarter last year, primarily due to higher revenue and a provision reversal in the current quarter compared to a provision for credit losses in the prior year quarter, partially offset by higher non-interest
expenses.
Net income was up $165 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.
Revenue
Revenue was up $130 million or 11% from the same quarter last year.
Global markets revenue was up $58 million, primarily due to higher equity derivatives and foreign exchange trading revenue, partially offset by lower fixed income trading revenue.
Corporate and investment banking revenue was up $52 million primarily due to higher corporate banking revenue and debt underwriting activity.
Direct financial services revenue was up $20 million, primarily due to higher volumes and growth in our foreign exchange and payments business.
Revenue was up $292 million or 29% from the prior quarter.
Global markets revenue was up $252 million, primarily due to higher equity derivatives, fixed income and foreign exchange trading revenue.
Corporate and investment banking revenue was up $28 million, primarily due to higher corporate banking and advisory revenue, partially offset by lower underwriting activity.
Direct financial services revenue was up $12 million, primarily due to higher volumes and growth in our foreign exchange and payments business, and higher trading volumes in direct investing.
Provision for (reversal of) credit losses
The current quarter included a reversal of credit losses of $38 million compared with a provision for credit losses of $5 million in the same quarter last year. The provision reversal on performing loans was higher in the same quarter last year as it included more favourable credit migration within the performing portfolio, and higher transfers of performing loans to impaired status. The current quarter included a provision reversal on impaired loans primarily attributable to the oil and gas sector, while the same quarter last year included a provision for credit losses, mainly in the utilities sector.
Provision reversal for credit losses was up $4 million from the prior quarter. Provision reversal on performing loans was down as the current quarter included less favourable credit migration. Provision reversal on impaired loans was up mainly attributable to the oil and gas sector.
Non-interest
expenses
Non-interest
expenses were up $74 million or 14% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses were up $68 million or 13% from the prior quarter, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Income taxes
Income taxes were up $49 million from the same quarter last year, primarily due to higher income.
Income taxes were up $63 million from the prior quarter, primarily due to higher income.

CIBC FIRST QUARTER 2022	15

Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Revenue
International banking	$190	$180	$174
Other	(85)	(58)	(59)
Total revenue (2)	105	122	115
Provision for (reversal of) credit losses
Impaired	11	11	18
Performing	(20)	(7)	(8)
Total provision for (reversal of) credit losses	(9)	4	10
Non-interest expenses	284	513	266
Loss before income taxes	(170)	(395)	(161)
Income taxes (2)	(121)	(162)	(99)
Net income (loss)	$(49)	$(233)	$(62)
Net income (loss) attributable to:
Non-controlling interests	$5	$4	$4
Equity shareholders	(54)	(237)	(66)
Full-time equivalent employees	23,511	23,017	22,227
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $59 million for the quarter ended January 31, 2022 (October 31, 2021: $48 million; January 31, 2021: $54 million).

Financial overview
Net loss for the quarter was $49 million, compared with a net loss of $62 million in the same quarter last year, primarily due to lower provision for credit losses.
Net loss for the quarter was $49 million, compared with a net loss of $233 million in the prior quarter, primarily due to lower non-interest expenses.
Revenue
Revenue was down $10 million or 9% from the same quarter last year.
International banking revenue was up $16 million, primarily due to higher fee-based revenue in CIBC FirstCaribbean, partially offset by the impact of foreign exchange translation.
Other revenue was down $26 million, primarily due to lower treasury revenue and a higher TEB adjustment.
Revenue was down $17 million or 14% from the prior quarter.
International banking revenue was up $10 million, primarily due to the impact of foreign exchange translation, and higher fee-based revenue in CIBC FirstCaribbean.
Other revenue was down $27 million, primarily due to lower treasury revenue and a higher TEB adjustment.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was a reversal of $9 million compared with a provision for credit losses of $10 million in the same quarter last year. Provision reversal on performing loans was up due to a favourable change in our economic outlook. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Provision for credit losses in the current quarter was a reversal of $9 million compared with a provision for credit losses of $4 million in the prior quarter. Provision reversal on performing loans was up due to a favourable change in our economic outlook. Provision for credit losses on impaired loans was comparable with the prior quarter.
Non-interest expenses
Non-interest expenses were up $18 million or 7% from the same quarter last year, primarily due to higher unallocated corporate support costs and higher expenses in CIBC FirstCaribbean.
Non-interest expenses were down $229 million or 45% from the prior quarter, primarily due to the charge related to the consolidation of our real estate portfolio and higher legal provisions in the prior quarter, both shown as items of note. The current quarter included lower unallocated corporate support costs.
Income taxes
Income tax benefit was up $22 million from the same quarter last year, due to changes in the proportion of income subject to varying rates of tax and a higher loss.
Income tax benefit was down $41 million from the prior quarter, primarily due to a lower loss.

16	CIBC FIRST QUARTER 2022

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2022 Jan. 31	2021 Oct. 31
Assets
Cash and deposits with banks	$43,350	$56,997
Securities	179,003	161,401
Securities borrowed and purchased under resale agreements	81,071	79,940
Loans and acceptances, net of allowance for credit losses	483,387	462,879
Derivative instruments	33,066	35,912
Other assets	41,787	40,554
	$861,664	$837,683
Liabilities and equity
Deposits	$649,708	$621,158
Obligations related to securities lent, sold short and under repurchase agreements	93,980	97,133
Derivative instruments	29,236	32,101
Other liabilities	35,917	35,922
Subordinated indebtedness	5,531	5,539
Equity	47,292	45,830
	$861,664	$837,683
Assets
As at January 31, 2022, total assets were up $24.0 billion or 3% from October 31, 2021, of which approximately $7 billion was due to the appreciation of the U.S. dollar.
Cash and deposits with banks decreased by $13.6 billion or 24%, primarily due to lower short-term placements in Treasury.
Securities increased by $17.6 billion or 11%, primarily due to increases in U.S. treasury, corporate equity and debt securities in Canadian governments, partially offset by decreases in corporate debt.
Securities borrowed and purchased under resale agreements increased by $1.1 billion or 1%, primarily due to client-driven activities.
Loans and acceptances, net of allowance, increased by $20.5 billion or 4%, primarily due to increases in U.S. business and government loans which included the impact of foreign exchange translation, and increases in Canadian residential mortgages and business and government loans.
Derivative instruments decreased by $2.8 billion or 8%, largely driven by decreases in foreign exchange and equity derivatives valuation.
Other assets increased by $1.2 billion or 3%, primarily due to increases in precious metals and tax receivables, partially offset by lower collateral pledged for derivatives.
Liabilities
As at January 31, 2022, total liabilities were up $22.5 billion or 3% from October 31, 2021, of which approximately $7 billion was due to the appreciation of the U.S. dollar.
Deposits increased by $28.6 billion or 5%, primarily due to increased wholesale funding and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements decreased by $3.2 billion or 3%, primarily due to client-driven activities.
Derivative instruments decreased by $2.9 billion or 9%, largely driven by decreases in foreign exchange and equity derivatives valuation.
Equity
As at January 31, 2022, equity increased by $1.5 billion or 3% from October 31, 2021, primarily due to a net increase in retained earnings and accumulated other comprehensive income.

CIBC FIRST QUARTER 2022	17

Capital management
We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 32 to 42 of our 2021 Annual Report.
Regulatory capital requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)
In response to the
COVID-19
pandemic, OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 2.5% but can range from 0% to 2.5% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at January 31, 2022	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.5%	12.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.5%	14.0%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2022.
(2)	On December 10, 2021, OSFI announced the DSB will remain at 2.5% of total RWA. This level remains unchanged from October 31, 2021.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2021 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

18	CIBC FIRST QUARTER 2022

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, as well as to respond to changes in market conditions as a result of the
COVID-19
pandemic, with the overall objective of enhancing financial stability (see page 35 of our 2021 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2021 Annual Report and transitional arrangements in response to the COVID-19 pandemic.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity, and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter (OTC) derivatives and management of operational risk. The implementation date for these changes is the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which is the first quarter of 2024. The revisions to the LAR Guideline will be implemented as of April 1, 2023. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational, market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
OSFI also announced revised existing Pillar 3 disclosure to be implemented in the second quarter of 2023 and new Pillar 3 disclosure to be implemented in the fourth quarter of 2023 for D-SIBs.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI has not adopted the related changes and currently requires implementation of the 2019 market risk framework in the first quarter of 2024.
Transitional arrangements for the capital treatment of expected loss provisioning
In response to the
COVID-19
pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that decreases over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Capital treatment of federal program supporting highly affected sectors
On January 27, 2021, OSFI provided direction on the capital treatment of the government-guaranteed loans made under the Business Development Bank of Canada (BDC) Highly Affected Sectors Credit Availability Program loan guarantee program. Pursuant to this direction, the loans are considered sovereign risk based on the BDC guarantee, and the relevant risk weight under the CAR Guideline is applied accordingly. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.
Regulatory capital and ratios
Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2022 Jan. 31	2021 Oct. 31
CET1 capital (1)	$ 34,796	$33,751
Tier 1 capital (1)	39,139	38,344
Total capital (1)	44,568	44,202

RWA consist of:
Credit risk	243,491	232,311
Market risk	9,123	9,106
Operational risk	31,612	31,397
Total RWA	284,226	272,814

CET1 ratio	12.2%	12.4%
Tier 1 capital ratio	13.8%	14.1%
Total capital ratio	15.7%	16.2%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain scalars and limitations until the end of fiscal 2022.

CET1 ratio
The CET1 ratio at January 31, 2022 decreased 0.2% from October 31, 2021, driven by the impact of an increase in RWA, partially offset by the increase in CET1 capital.
The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends) and an increase in AOCI. The increase in RWA was primarily due to increases in book size, the impact of foreign exchange translation and increased operational risk levels, partially offset by improved credit quality.

CIBC FIRST QUARTER 2022	19

Tier 1 capital ratio
The Tier 1 capital ratio at January 31, 2022 decreased 0.3% from October 31, 2021, primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at January 31, 2022 decreased 0.5% from October 31, 2021, primarily due to the factors affecting the Tier 1 capital ratio noted above and the phase-out of non-qualifying
capital instruments.
Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2022 Jan. 31	2021 Oct. 31
Tier 1 capital	$39,139	$38,344
Leverage ratio exposure (1)	906,566	823,343
Leverage ratio	4.3%	4.7%
(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

The leverage ratio at January 31, 2022 decreased 0.4% from October 31, 2021, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by the reversal of the temporary exclusion of qualifying sovereign-issued securities from the exposure measure and an increase in on-balance
sheet exposures.
Total loss absorbing capacity requirements
OSFI also requires D-SIBs to maintain a supervisory target total loss absorbing capacity (TLAC) ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio).
TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers. TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with residual maturity greater than 365 days.
OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.

$ millions, as at	2022 Jan. 31	2021 Oct. 31
TLAC available	$82,510	$76,701
Total RWA	284,226	272,814
Leverage ratio exposure (1)	906,566	823,343
TLAC ratio	29.0%	28.1%
TLAC leverage ratio	9.1%	9.3%
(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

The TLAC ratio at January 31, 2022 increased 0.9% from October 31, 2021, driven by the increase in TLAC, partially offset by the impact of an increase in RWA. The increase in TLAC was primarily due to issuances of bail-in eligible liabilities.
The TLAC leverage ratio at January 31, 2022 decreased 0.2% from October 31, 2021, primarily due to the factors affecting the leverage ratio as noted above, partially offset by issuances of bail-in eligible liabilities.

20	CIBC FIRST QUARTER 2022

Significant capital management activity
On March 13, 2020, following the onset of the
COVID-19
pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021. The following were the main capital initiatives undertaken in 2022:
Normal course issuer bid
On December 9, 2021, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence a normal course issuer bid. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 10 million common shares; (ii) CIBC providing a notice of termination; or (iii) December 12, 2022. 900,000 common shares have been purchased and cancelled during the quarter at an average price of $148.86 for a total amount of $134 million.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 266,370 common shares for consideration of $40 million for the quarter ended January 31, 2022.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 226,515 common shares for consideration of $36 million for the quarter ended January 31, 2022.
Share split
In February 2022, CIBC’s Board of Directors approved a two-for-one share split of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws. See Note 8 of our interim consolidated financial statements for details.
Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at January 31, 2022	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Limited recourse capital notes (2)(3)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	5.00	150,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	5.00	150,000,000
Subordinated indebtedness (2)(4)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	5.00	300,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$9,325		2,365,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
Upon the occurrence of a Trigger Event, the Series 53 and 54 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

(4)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 84% based on the number of CIBC common shares outstanding as at January 31, 2022. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at January 31, 2022, $38.2 billion (October 31, 2021: $32.6 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.

CIBC FIRST QUARTER 2022	21

Global systemically important banks – public disclosure requirements
On August 13, 2021, OSFI issued revisions to its Advisory: “Global systemically important banks – Public disclosure requirements”. These revisions address changes to the annual disclosure requirements included in the BCBS’s updated global systemically important banks
(G-SIB)
assessment methodology, as well as providing further guidance on the availability of publicly disclosed
G-SIB
indicators, and the nature of qualitative information to accompany the disclosures. An additional thirteenth indicator, trading volume, that reflects banks’ activities in the secondary market, was added to the assessment, and is now required to be disclosed. Federally regulated banks that have leverage ratio exposure measures greater than the equivalent of
€
200 billion at
year-end
are required to publicly disclose at a minimum the 13 indicators (in Canadian equivalent values) annually. CIBC is a federally regulated bank but has not been identified as a
G-SIB.
The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually, and in accordance with regulatory scope of consolidation. As a result, values may not be directly comparable against other measures disclosed in the interim consolidated financial statements.
The following disclosures are required by OSFI pursuant to the Advisory: “Global systemically important banks – Public disclosure requirements”.
The following table provides the 13 indicators used in the BCBS assessment methodology to identify
G-SIBs:

$ millions, as at or for the year ended October 31				2021	2020
Section			Indicators
A.	Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$263,395	$202,927
		2.	Cross-jurisdictional liabilities	248,781	192,443
B.	Size	3.	Total exposures as defined for use in the leverage ratio (1)	$924,453	$847,138
C.	Interconnectedness	4.	Intra-financial system assets	$73,097	$59,736
		5.	Intra-financial system liabilities	48,607	45,553
		6.	Securities outstanding	205,704	168,533
D.	Substitutability/financial institution infrastructure	7.	Payments activity	$20,926,369	$17,709,722
		8.	Assets under custody	2,124,555	1,886,628
		9.	Underwritten transactions in debt and equity markets	76,338	74,474
		10.	Trading volume
			Trading volume fixed income	1,869,055	n/a
			Trading volume equities and other securities	222,156	n/a
E.	Complexity	11.	Notional amount of over-the-counter derivatives	$5,309,123	$5,557,139
		12.	Trading and other securities	32,245	27,121
		13.	Level 3 assets	1,588	1,400
(1)
The calculation of this measure for the purposes of the
G-SIB
indicator disclosures excludes regulatory adjustments related to capital deductions, as well as the temporary OSFI exemption for exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets.

n/a	Not applicable. New indicator added for disclosure this year.
Changes in
G-SIB
measures
Changes in measures compared with 2020 primarily reflect normal changes in business activity and movement in foreign exchange rates.
A. Cross-jurisdictional activity
The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the global impact of a bank’s distress or failure varies in line with its share of cross-jurisdictional assets and liabilities.
B. Size
Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.
C. Interconnectedness
Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.
D. Substitutability/financial institution infrastructure
The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.
E. Complexity
The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are also provided on page 41 of our 2021 Annual Report and also in Note 7 and Note 22 to the consolidated financial statements included in our 2021 Annual Report.

22	CIBC FIRST QUARTER 2022

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 43 to 82 of our 2021 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU and functional group-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board of Directors (the Board) on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geo-political
and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 53 of our 2021 Annual Report for details regarding the following top and emerging risks:
•	Climate risk
•	Canadian consumer debt and the housing market
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third - party risk
•	Anti-money laundering
•	U.S. banking regulation
•	Tax reform
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2021 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

CIBC FIRST QUARTER 2022	23

Pandemic outbreaks
The
COVID-19
pandemic continues to disrupt the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways. While rising vaccination rates have supported a significant easing of restrictions imposed by governments around the world, progress towards full reopening has been hindered by new and emerging variants of the virus, which have led to the temporary reimposition of restrictions. These factors, combined with continued vaccine hesitancy, remain a threat to the economic recovery. Our outlook continues to assume that targeted health measures rather than broader economic closures will be used to contain new waves of infection.
Future developments, such as the severity and duration of the pandemic, the emergence and progression of new variants, and actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to a resurgence of cases, continue to impact our outlook.
A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that may have been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of ECL on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by
COVID-19,
actual experience may differ materially from our current estimates. To the extent that business activity or unemployment do not continue to improve in line with our expectations due to the impact of the new and emerging variants, or clients default on loans beyond our current expectations, we may recognize further credit losses beyond those reflected in the current year’s ECL allowances. The effectiveness of various government support programs in place for individuals and businesses as well as the efficacy of vaccines in controlling new and emerging variants also impact our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income (OCI) in future periods relating to other assets that we hold.
Net interest income is significantly impacted by market interest rates. A key driver of these market dynamics is central bank monetary policy and expectations of forthcoming rate increases. In January, both the Bank of Canada and the Federal Reserve reaffirmed guidance that rate increases are expected in 2022 (see the “Economic Outlook” section for further discussion on interest rate expectations).
Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance and regulatory flexibility, and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We will continue to work with regulators and governments across the jurisdictions in which we operate, as required, to support and facilitate government programs assisting our clients.
We continue to adapt our operating model with a focus on the ongoing safety of our team members, including those working on-site since the start of the pandemic. We have a thoughtful plan to return our team members who are currently working remotely to the office when the time is right, depending on the evolving pandemic and public health guidance.
Relevant operational risk metrics continue to track at an acceptable level. Operational resilience and sustainability remain our key areas of focus, given the prolonged COVID-19 pandemic. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.
If the
COVID-19
pandemic is prolonged beyond our expectations, or if further variants continue to emerge that give rise to similar effects that vaccines are not able to effectively mitigate in a timely manner and if broader economic closures are reinstated to address future waves of infection, the impact on the economy and financial markets could deepen and result in further volatility. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have additional adverse impacts on our business, results of operations, reputation and financial condition.
Geo-political

risk
The level of

geo-political

risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading

market risk positions.

Geo-political

risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	Global uncertainty and market repercussions pertaining to the spread of COVID-19 as discussed above;
•	Russia’s military invasion of Ukraine;
•	Rising civil unrest and activism globally;
•	Ongoing U.S., Canada and China relations and trade issues;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.
While it is impossible to predict where new

geo-political

disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Commodity prices
Over the past quarter, we have observed continued volatility in energy markets, with natural gas prices remaining elevated, particularly in Europe, and a renewed rally in oil prices as West Texas Intermediate crude oil has exceeded US$90 per barrel. Winter temperatures in North America have thus far been slightly warmer than average, helping avoid a further spike in natural gas prices. However, demand and supply fundamentals remain such that continued upward price pressure on energy prices is likely. Global demand is strong with economies emerging from pandemic-related lockdowns, while supply disruptions continue to impact inventory levels. Mounting geo-political tensions with Russia, and the possibility of resulting sanctions, may serve to further compound supply constraints in the near term. Clients in our oil and gas portfolio continue to be assessed on the basis of our enhanced risk metrics that reflect the current environment.

24	CIBC FIRST QUARTER 2022

Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by new risk-free rates (RFRs) that are largely based on traded markets. The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates beyond 2021. Consistent with this announcement, as of December 31, 2021 a formal cessation of GBP, EUR, JPY and CHF LIBORs occurred, with fallback to the replacement RFRs triggered. In addition, trading of USD LIBOR has been curtailed in advance of its forthcoming cessation in June 2023. This marks a significant milestone on the part of the industry in its transition away from LIBOR as the reference rate underpinning a large volume of loan, derivative and cash products globally. We continue to monitor industry developments in this space and have also implemented controls to ensure new USD LIBOR trades are for permitted purposes only during this transition. Furthermore, in December 2021 the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication by June 2024 with the Canadian Overnight Repo Rate Average (CORRA) suggested as the replacement benchmark rate. A consultation phase with industry stakeholders regarding this recommendation has been commenced by CDOR’s administrator.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See Note 32 to the consolidated financial statements included in our 2021 Annual Report for information on accounting developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at January 31, 2022:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $56 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $17,946 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $230 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC FIRST QUARTER 2022	25

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International Banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk

$ millions, as at	2022 Jan. 31	2021 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$266,099	$257,709
Undrawn commitments	69,814	71,496
Repo-style transactions	241,509	242,102
Other off-balance sheet	86,779	79,985
OTC derivatives	20,983	20,690
Gross exposure at default (EAD) on business and government portfolios	685,184	671,982
Less: Collateral held for repo-style transactions	223,880	225,399
Net EAD on business and government portfolios	461,304	446,583
Retail portfolios – AIRB approach
Drawn	299,948	295,290
Undrawn commitments	95,251	94,077
Other off-balance sheet	334	367
Gross EAD on retail portfolios	395,533	389,734
Standardized portfolios (1)	88,479	83,989
Securitization exposures – AIRB approach	12,013	10,823
Gross EAD	$1,181,209	$1,156,528
Net EAD	$957,329	$931,129
(1)
Includes $77.2
 billion relating to business and government loans (October 31, 2021: $
73.2
billion), $
6.5
 billion (October 31, 2021: $
6.3
 billion) relating to retail portfolios, and $4.8
billion

(October 31, 2021: $
4.6
 billion) relating to

securitization exposures. Our business and government loans under the standardized approach consist of $49.4 billion (October 31, 2021: $
45.3
 billion) to corporates, $
26.0
 billion (October 31, 2021: $
26.3
 billion) to

sovereigns, and $
1.8
 billion (October 31, 2021: $
1.6
 billion) to banks.

Forbearance policy
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Under these circumstances, debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

26	CIBC FIRST QUARTER 2022

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at January 31, 2022	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$24.2	18%	$111.6	82%	$10.2	100%	$24.2	17%	$121.8	83%
British Columbia and territories (4)	8.3	17	41.9	83	3.9	100	8.3	15	45.8	85
Alberta	12.7	48	13.9	52	2.1	100	12.7	44	16.0	56
Quebec	5.4	28	13.9	72	1.2	100	5.4	26	15.1	74
Central prairie provinces	3.4	45	4.2	55	0.6	100	3.4	41	4.8	59
Atlantic provinces	3.5	40	5.3	60	0.7	100	3.5	37	6.0	63
Canadian portfolio (5)(6)	57.5	23	190.8	77	18.7	100	57.5	22	209.5	78
U.S. portfolio (5)	–	–	2.1	100	–	–	–	–	2.1	100
Other international portfolio (5)	–	–	2.5	100	–	–	–	–	2.5	100
Total portfolio	$57.5	23%	$195.4	77%	$18.7	100%	$57.5	21%	$214.1	79%
October 31, 2021	$59.6	24%	$187.9	76%	$18.8	100%	$59.6	22%	$206.7	78%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at January 31, 2022 and October 31, 2021.
(3)
Includes $11.2 billion (October 31, 2021: $11.7 billion) of insured residential mortgages, $70.5 billion (October 31, 2021: $67.7 billion) of uninsured residential mortgages, and $6.0 billion (October 31, 2021: $6.0 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $3.7 billion (October 31, 2021: $3.8 billion) of insured residential mortgages, $28.8 billion (October 31, 2021: $27.9 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2021: $2.4 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
63% (October 31, 2021: 64%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average
loan-to-value
(LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended January 31, 2022 are provided in the following table.

	2022 Jan. 31		2021 Oct. 31		2021 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	66%	66%	66%	66%	63%	68%
British Columbia and territories (3)	63	65	63	64	59	66
Alberta	72	72	71	72	66	73
Quebec	69	72	69	72	68	74
Central prairie provinces	71	73	70	73	68	75
Atlantic provinces	71	72	69	72	68	75
Canadian portfolio (4)	66%	67%	66%	67%	63%	69%
U.S. portfolio (4)	65%	54%	63%	66%	63%	63%
Other international portfolio (4)	73%	n/m	75%	n/m	76%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 65% (October 31, 2021: 65%; January 31, 2021: 63%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 63% (October 31, 2021: 62%; January 31, 2021: 57%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2022 (1)(2)	51%	48%
October 31, 2021 (1)(2)	51%	49%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2022 and October 31, 2021 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2021 and September 30, 2021, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 47% (October 31, 2021: 47%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 45% (October 31, 2021: 45%).

CIBC FIRST QUARTER 2022	27

The table below summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts:

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2022	1%	3%	7%	17%	45%	27%	–%	–%
October 31, 2021	1%	3%	7%	17%	45%	27%	–%	–%
U.S. portfolio
January 31, 2022	1%	3%	6%	8%	9%	73%	–%	–%
October 31, 2021	1%	3%	6%	9%	10%	71%	–%	–%
Other international portfolio
January 31, 2022	7%	13%	21%	23%	20%	15%	1%	–%
October 31, 2021	7%	12%	21%	24%	19%	15%	1%	–%
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2022, our Canadian condominium mortgages were $35.8 billion (October 31, 2021: $34.7 billion) of which 23% (October 31, 2021: 24%) were insured. Our drawn developer loans were $1.2 billion (October 31, 2021: $1.1 billion) or 0.7% (October 31, 2021: 0.7%) of our business and government portfolio, and our related undrawn exposure was $5.0 billion (October 31, 2021: $4.9 billion). The condominium developer exposure is diversified across 102 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns, and also incorporate the impact of the
COVID-19
pandemic. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 13 to the consolidated financial statements included in our 2021 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative mark-to-market
(MTM) receivables:

$ billions, as at	2022 Jan. 31		2021 Oct. 31
	Exposure (1)
Investment grade	$9.43	69.9%	$9.87	68.9%
Non-investment grade	3.80	28.2	4.39	30.6
Watch list	0.26	1.9	0.07	0.5
Default	–	–	–	–
Unrated	–	–	–	–
	$13.49	100.0%	$14.33	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the three months ended	2022 Jan. 31			2021 Oct. 31			2021 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,033	$800	$1,833	$1,088	$813	$1,901	$1,359	$990	$2,349
Classified as impaired during the period	109	333	442	81	375	456	407	433	840
Transferred to performing during the period	(20)	(75)	(95)	(28)	(78)	(106)	(68)	(201)	(269)
Net repayments (1)	(42)	(104)	(146)	(59)	(167)	(226)	(126)	(84)	(210)
Amounts written off	(10)	(147)	(157)	(44)	(141)	(185)	(70)	(150)	(220)
Foreign exchange and other	16	7	23	(5)	(2)	(7)	(26)	(9)	(35)
Balance at end of period	$1,086	$814	$1,900	$1,033	$800	$1,833	$1,476	$979	$2,455
Allowance for credit losses – impaired loans	$520	$276	$796	$508	$264	$772	$686	$266	$952
Net impaired loans (2)
Balance at beginning of period	$525	$536	$1,061	$548	$546	$1,094	$709	$726	$1,435
Net change in gross impaired	53	14	67	(55)	(13)	(68)	117	(11)	106
Net change in allowance	(12)	(12)	(24)	32	3	35	(36)	(2)	(38)
Balance at end of period	$566	$538	$1,104	$525	$536	$1,061	$790	$713	$1,503
Net impaired loans as a percentage of net loans and acceptances			0.23%			0.23%			0.36%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

28	CIBC FIRST QUARTER 2022

Gross impaired loans
As at January 31, 2022, gross impaired loans were $1,900 million, down $555 million from the same quarter last year, primarily due to decreases in the Canadian residential mortgages portfolio, the real estate and construction, oil and gas, and retail and wholesale sectors, partially offset by an increase in the capital goods manufacturing sector.
Gross impaired loans were up $67 million from the prior quarter, primarily due to an increase in the capital goods manufacturing sector and the impact of foreign exchange translation.
52% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale and the utilities sectors accounted for the majority.
27% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing and financial institutions sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services and real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $796 million, down $156 million from the same quarter last year, primarily due to decreases in the business services, oil and gas, real estate and construction, and the retail and wholesale sectors, partially offset by increases in CIBC FirstCaribbean and the capital goods manufacturing sector.
Allowance for credit losses on impaired loans was up $24 million from the prior quarter, primarily due to an increase in the capital goods manufacturing sector.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2022 Jan. 31	2021 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$767	$–	$767	$703
Personal	182	–	182	146
Credit card	168	79	247	203
Business and government	295	–	295	162
	$1,412	$79	$1,491	$1,214

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at January 31, 2022	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$4,684	$2,203	$1,416	$8,303	$3,552	$297	$3,849	$793	$15	$134	$942	$13,094
Europe excluding U.K.	3,243	439	5,977	9,659	2,760	876	3,636	437	59	403	899	14,194
Caribbean	4,789	2,077	2,912	9,778	1,825	2,560	4,385	24	–	24	48	14,211
Latin America (2)	128	121	22	271	83	–	83	3	41	–	44	398
Asia	612	4,529	2,834	7,975	1	339	340	–	216	383	599	8,914
Oceania (3)	2,966	1,246	1,270	5,482	1,687	66	1,753	59	–	25	84	7,319
Other	176	–	3	179	396	1	397	–	2	–	2	578
Total (4)	$16,598	$10,615	$14,434	$41,647	$10,304	$4,139	$14,443	$1,316	$333	$969	$2,618	$58,708
October 31, 2021 (5)	$13,496	$12,483	$9,153	$35,132	$9,366	$5,422	$14,788	$912	$339	$1,630	$2,881	$52,801
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $5.8 billion (October 31, 2021: $4.6 billion), collateral on repo-style transactions was $60.6 billion (October 31, 2021: $60.5 billion), and both comprise cash and investment grade debt securities.

(2)	Includes Mexico, Central America and South America.
(3)	Includes Australia and New Zealand.
(4)	Excludes exposure of $3,932 million (October 31, 2021: $4,947 million) to supranationals (a multinational organization or a political union comprising member nation-states).
(5)	Prior period amounts have been restated to conform to the presentation adopted in the current quarter.

CIBC FIRST QUARTER 2022	29

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
book consists of positions in various currencies that are related to asset/liability management and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2022 Jan. 31					2021 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$23,259	$–		$2,792	$20,467	$34,573	$–		$2,661	$31,912	Foreign exchange
Interest-bearing deposits with banks	20,091	49		20,042	–	22,424	19		22,405	–	Interest rate
Securities	179,003	63,331		115,672	–	161,401	56,028		105,373	–	Interest rate, equity
Cash collateral on securities borrowed	14,096	–		14,096	–	12,368	–		12,368	–	Interest rate
Securities purchased under resale agreements	66,975	–		66,975	–	67,572	–		67,572	–	Interest rate
Loans
Residential mortgages	257,109	–		257,109	–	251,526	–		251,526	–	Interest rate
Personal	42,679	–		42,679	–	41,897	–		41,897	–	Interest rate
Credit card	11,122	–		11,122	–	11,134	–		11,134	–	Interest rate
Business and government	164,697	26,548	(2)	138,149	–	150,213	24,780	(2)	125,433	–	Interest rate
Allowance for credit losses	(2,838)	–		(2,838)	–	(2,849)	–		(2,849)	–	Interest rate
Derivative instruments	33,066	30,806		2,260	–	35,912	34,589		1,323	–	Interest rate, foreign exchange
Customers’ liability under acceptances	10,618	–		10,618	–	10,958	–		10,958	–	Interest rate
Other assets	41,787	3,963		26,033	11,791	40,554	2,977		26,743	10,834	Interest rate, equity, foreign exchange
	$861,664	$124,697		$704,709	$32,258	$837,683	$118,393		$676,544	$42,746
Deposits	$649,708	$678	(3)	$575,649	$73,381	$621,158	$609	(3)	$548,419	$72,130	Interest rate
Obligations related to securities sold short	23,272	21,469		1,803	–	22,790	19,472		3,318	–	Interest rate
Cash collateral on securities lent	2,286	–		2,286	–	2,463	–		2,463	–	Interest rate
Obligations related to securities sold under repurchase agreements	68,422	–		68,422	–	71,880	–		71,880	–	Interest rate
Derivative instruments	29,236	28,113		1,123	–	32,101	30,882		1,219	–	Interest rate, foreign exchange
Acceptances	10,656	–		10,656	–	10,961	–		10,961	–	Interest rate
Other liabilities	25,261	3,120		11,261	10,880	24,961	2,705		11,344	10,912	Interest rate
Subordinated indebtedness	5,531	–		5,531	–	5,539	–		5,539	–	Interest rate
	$814,372	$53,380		$676,731	$84,261	$791,853	$53,668		$655,143	$83,042
(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Excludes $15 million (October 31, 2021: $48 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

30	CIBC FIRST QUARTER 2022

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value
-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following table shows VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

$ millions, as at or for the three months ended				2022 Jan. 31		2021 Oct. 31		2021 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$16.3	$5.5	$13.1	$9.6	$5.7	$9.6	$5.2	$6.6
Credit spread risk	11.0	5.4	5.4	8.1	8.4	8.3	8.8	8.0
Equity risk	10.5	2.6	3.9	4.8	6.5	5.4	3.7	3.4
Foreign exchange risk	4.8	0.5	2.2	2.1	1.6	1.7	1.4	1.7
Commodity risk	6.0	1.2	4.5	3.1	1.3	3.0	3.2	3.1
Debt specific risk	3.3	2.0	2.7	2.5	2.9	2.9	4.1	3.2
Diversification effect (1)	n/m	n/m	(23.1)	(21.2)	(18.5)	(22.6)	(19.4)	(18.2)
Total VaR (one-day measure)	$14.6	$6.2	$8.7	$9.0	$7.9	$8.3	$7.0	$7.8
Stressed total VaR (one-day measure)	$43.1	$21.2	$30.6	$33.2	$33.2	$29.9	$30.0	$27.1
IRC (one-year measure)	$178.9	$117.9	$142.8	$142.7	$182.3	$208.7	$181.0	$172.2
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended January 31, 2022 was up $0.7 million from the prior quarter, driven primarily by a decrease in diversification benefit and an increase in foreign exchange risk, partially offset by decreases in equity and debt specific risks.
Average stressed total VaR for the three months ended January 31, 2022 was up $3.3 million from the prior quarter, driven by increases in equity and foreign exchange risks, partially offset by an increase in diversification benefit and a decrease in interest rate risk. For all quarters shown, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended January 31, 2022 was down $66.0 million from the prior quarter, due to a better rated and smaller bond inventory.

CIBC FIRST QUARTER 2022	31

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 100% of the days. Average daily trading revenue (TEB) was $9.0 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB)
(1)
versus VaR
(2)
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.

Non-trading
activities
Structural interest rate risk
Structural interest rate risk (SIRR) primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded
optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing
and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates on projected
12-month
net interest income and economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging. While an immediate and sustained shock of 100 basis points is typically applied, and notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S
.,
an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2022 Jan. 31		2021 Oct. 31		2021 Jan. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$380	$74	$270	$134	$384	$42
Increase (decrease) in EVE	(651)	(216)	(684)	(161)	(564)	(365)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(124)	(33)	(117)	(70)	(122)	(66)
Increase (decrease) in EVE	142	57	161	29	77	40

(1)	Includes CAD and other currency exposures.

32	CIBC FIRST QUARTER 2022

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2022	Cash and deposits with banks	$43,350	$–	$43,350	$261	$43,089
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	123,208	101,435	224,643	132,147	92,496
	Other debt securities	5,529	5,509	11,038	1,981	9,057
	Equities	43,969	28,031	72,000	28,435	43,565
	Canadian government guaranteed National Housing Act mortgage-backed securities	36,491	856	37,347	15,230	22,117
	Other liquid assets (2)	13,031	3,178	16,209	6,736	9,473
		$265,578	$139,009	$404,587	$184,790	$219,797
2021	Cash and deposits with banks	$56,997	$–	$56,997	$252	$56,745
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	113,515	100,944	214,459	134,370	80,089
	Other debt securities	5,681	5,510	11,191	1,827	9,364
	Equities	37,855	22,996	60,851	25,133	35,718
	Canadian government guaranteed National Housing Act mortgage-backed securities	36,116	948	37,064	14,677	22,387
	Other liquid assets (2)	12,772	3,927	16,699	7,203	9,496
		$262,936	$134,325	$397,261	$183,462	$213,799
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2022 Jan. 31	2021 Oct. 31
CIBC (parent)	$151,501	$153,971
Domestic subsidiaries	19,112	12,271
Foreign subsidiaries	49,184	47,557
	$219,797	$213,799
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets increased by $6 billion since October 31, 2021, primarily due to higher liquid securities holdings, partially offset by a decrease in cash positions.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

CIBC FIRST QUARTER 2022	33

Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2022	Cash and deposits with banks	$–	$261	$43,089	$–	$43,350
Jan. 31	Securities (3)	155,960	3,763	153,164	–	312,887
	Loans, net of allowance (4)	1,486	48,713	29,385	393,185	472,769
	Other assets	5,689	–	4,051	75,731	85,471
		$163,135	$52,737	$229,689	$468,916	$914,477
2021	Cash and deposits with banks	$–	$252	$56,745	$–	$56,997
Oct. 31	Securities (3)	154,382	1,817	134,018	–	290,217
	Loans, net of allowance (4)	1,488	44,615	29,331	376,487	451,921
	Other assets	6,599	–	3,005	77,820	87,424
		$162,469	$46,684	$223,099	$454,307	$886,559
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at
OSFI-prescribed
LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

34	CIBC FIRST QUARTER 2022

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended January 31, 2022		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$174,677
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$221,519	16,388
3	Stable deposits	96,737	2,902
4	Less stable deposits	124,782	13,486
5	Unsecured wholesale funding, of which:	222,946	108,197
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	85,790	20,973
7	Non-operational deposits (all counterparties)	107,449	57,517
8	Unsecured debt	29,707	29,707
9	Secured wholesale funding	n/a	4,656
10	Additional requirements, of which:	144,932	34,725
11	Outflows related to derivative exposures and other collateral requirements	22,201	12,026
12	Outflows related to loss of funding on debt products	2,544	2,544
13	Credit and liquidity facilities	120,187	20,155
14	Other contractual funding obligations	3,073	3,073
15	Other contingent funding obligations	345,140	6,595
16	Total cash outflows	n/a	173,634
Cash inflows
17	Secured lending (e.g. reverse repos)	85,344	16,207
18	Inflows from fully performing exposures	18,872	8,862
19	Other cash inflows	6,372	6,372
20	Total cash inflows	$110,588	$31,441
			Total adjusted value
21	Total HQLA	n/a	$174,677
22	Total net cash outflows	n/a	$142,193
23	LCR	n/a	123%
$ millions, average of the three months ended October 31, 2021			Total adjusted value
24	Total HQLA	n/a	$174,728
25	Total net cash outflows	n/a	$137,870
26	LCR	n/a	127%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at January 31, 2022 decreased to 123% from 127% in the prior quarter, mainly due to an increase in lending, partially offset by deposit and funding growth.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC FIRST QUARTER 2022	35

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at January 31, 2022		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$47,595	$–	$–	$4,938	$52,533
2	Regulatory capital	47,595	–	–	4,938	52,533
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	203,766	30,570	7,919	11,376	234,068
5	Stable deposits	91,715	12,290	4,850	6,888	110,301
6	Less stable deposits	112,051	18,280	3,069	4,488	123,767
7	Wholesale funding	160,341	157,487	38,102	79,723	196,456
8	Operational deposits	83,018	4,322	–	–	43,670
9	Other wholesale funding	77,323	153,165	38,102	79,723	152,786
10	Liabilities with matching interdependent assets	–	1,755	1,646	13,597	–
11	Other liabilities	–	93,288 (1)			6,873
12	NSFR derivative liabilities		6,425 (1)
13	All other liabilities and equity not included in the above categories	–	57,989	126	28,748	6,873
14	Total ASF					489,930
RSF item
15	Total NSFR HQLA					17,305
16	Deposits held at other financial institutions for operational purposes	–	3,294	–	30	1,677
17	Performing loans and securities	59,325	104,120	40,915	318,553	341,126
18	Performing loans to financial institutions secured by Level 1 HQLA	–	23,595	1,145	784	2,612
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	436	31,787	5,472	15,833	22,567
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	27,275	33,350	15,665	109,855	141,576
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	17,936	13,700	18,117	186,908	157,245
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	17,936	13,624	18,037	182,254	153,212
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	13,678	1,688	516	5,173	17,126
25	Assets with matching interdependent liabilities	–	1,755	1,646	13,597	–
26	Other assets	14,503	83,102 (1)			48,875
27	Physical traded commodities, including gold	4,051				3,443
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		9,334 (1)			7,934
29	NSFR derivative assets		10,433 (1)			4,008
30	NSFR derivative liabilities before deduction of variation margin posted		13,598 (1)			680
31	All other assets not included in the above categories	10,452	44,725	88	4,924	32,810
32	Off-balance sheet items		340,037 (1)			11,939
33	Total RSF					$420,922
34	NSFR					116%
$ millions, as at October 31, 2021						Weighted value
35	Total ASF					$472,518
36	Total RSF					$401,362
37	NSFR					118%
(1)	No assigned time period per disclosure template design.
Our NSFR as at January 31, 2022 decreased to 116% from 118% in the prior quarter, due to an increase in loans in line with strategic business growth, largely offset by an increase in long-term funding and deposits.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups
.

36	CIBC FIRST QUARTER 2022

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at January 31, 2022	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$3,994	$158	$574	$1,227	$5,953	$–	$–	$5,953
Certificates of deposit and commercial paper	12,514	10,690	21,160	21,489	65,853	3,244	–	69,097
Bearer deposit notes and bankers’ acceptances	280	1,310	1,532	324	3,446	–	–	3,446
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	–	1,309	4,952	4,892	11,153	20,305	23,292	54,750
Senior unsecured structured notes	–	–	–	224	224	–	64	288
Covered bonds/asset-backed securities
Mortgage securitization	–	1,277	481	1,656	3,414	3,343	10,474	17,231
Covered bonds	–	–	4,915	3,754	8,669	2,927	16,748	28,344
Cards securitization	–	–	–	–	–	–	1,895	1,895
Subordinated liabilities	–	–	–	–	–	–	5,531	5,531
Other	–	–	254	–	254	–	8	262
	$16,788	$14,744	$33,868	$33,566	$98,966	$29,819	$58,012	$186,797
Of which:
Secured	$–	$1,277	$5,396	$5,410	$12,083	$6,270	$29,117	$47,470
Unsecured	16,788	13,467	28,472	28,156	86,883	23,549	28,895	139,327
	$16,788	$14,744	$33,868	$33,566	$98,966	$29,819	$58,012	$186,797
October 31, 2021	$16,671	$23,696	$16,387	$36,144	$92,898	$25,488	$52,514	$170,900
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2022 Jan. 31		2021 Oct. 31
CAD	$47.7	26%	$48.0	28%
USD	99.5	53	91.5	54
Other	39.6	21	31.4	18
	$186.8	100%	$170.9	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
On February 22, 2022, S&P announced the following updates to our credit ratings: senior debt to A- from BBB+; subordinated indebtedness to A- from BBB+; subordinated indebtedness – NVCC to BBB+ from BBB; limited recourse capital notes – NVCC to BBB- from BB+; preferred shares – NVCC to P-2(L) from P-3(H). These rating revisions reflect S&P’s views on improvements in our risk position.
Our credit ratings are summarized in the following table:

As at January 31, 2022	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BB+
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

CIBC FIRST QUARTER 2022	37

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2022 Jan. 31	2021 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.3	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$23,259	$–	$–	$–	$–	$–	$–	$–	$–	$23,259
Interest-bearing deposits with banks	20,091	–	–	–	–	–	–	–	–	20,091
Securities	3,126	5,733	6,601	3,956	4,975	17,256	54,684	36,297	46,375	179,003
Cash collateral on securities borrowed	14,096	–	–	–	–	–	–	–	–	14,096
Securities purchased under resale agreements	39,822	15,428	9,118	1,098	509	1,000	–	–	–	66,975
Loans
Residential mortgages	1,720	4,200	11,736	13,024	9,613	40,968	166,658	9,190	–	257,109
Personal	1,250	742	893	827	926	500	3,432	4,453	29,656	42,679
Credit card	234	467	701	701	701	2,802	5,516	–	–	11,122
Business and government	9,569	7,244	11,086	9,402	10,537	28,162	62,263	17,975	8,459	164,697
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,838)	(2,838)
Derivative instruments	2,878	3,383	2,522	1,913	5,613	5,006	4,765	6,986	–	33,066
Customers’ liability under acceptances	9,603	986	14	14	1	–	–	–	–	10,618
Other assets	–	–	–	–	–	–	–	–	41,787	41,787
	$125,648	$38,183	$42,671	$30,935	$32,875	$95,694	$297,318	$74,901	$123,439	$861,664
October 31, 2021	$133,285	$39,067	$39,932	$35,900	$31,154	$95,910	$276,311	$70,812	$115,312	$837,683
Liabilities
Deposits (2)	$29,104	$27,797	$51,476	$27,556	$34,430	$39,841	$55,618	$15,200	$368,686	$649,708
Obligations related to securities sold short	23,272	–	–	–	–	–	–	–	–	23,272
Cash collateral on securities lent	2,286	–	–	–	–	–	–	–	–	2,286
Obligations related to securities sold under repurchase agreements	52,704	11,946	2,935	387	450	–	–	–	–	68,422
Derivative instruments	2,739	3,057	3,034	1,670	3,002	3,727	4,755	7,252	–	29,236
Acceptances	9,641	986	14	14	1	–	–	–	–	10,656
Other liabilities	23	55	78	81	58	321	667	910	23,068	25,261
Subordinated indebtedness	–	–	–	–	–	–	–	5,531	–	5,531
Equity	–	–	–	–	–	–	–	–	47,292	47,292
	$119,769	$43,841	$57,537	$29,708	$37,941	$43,889	$61,040	$28,893	$439,046	$861,664
October 31, 2021	$114,437	$58,465	$42,381	$43,224	$28,107	$40,038	$54,440	$27,969	$428,622	$837,683
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $220.1 billion (October 31, 2021: $202.2 billion) of personal deposits; $409.9 billion (October 31, 2021: $351.6 billion) of business and government deposits and secured borrowings; and $19.8 billion (October 31, 2021: $17.0 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

38	CIBC FIRST QUARTER 2022

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,322	$11,234	$4,547	$4,771	$5,415	$19,834	$61,556	$2,401	$192,425	$303,505
Securities lending (2)	47,514	3,922	2,758	–	–	–	–	–	–	54,194
Standby and performance letters of credit	2,502	1,679	3,732	3,219	3,843	556	825	153	–	16,509
Backstop liquidity facilities	70	12	1,636	6	10,217	123	–	–	–	12,064
Documentary and commercial letters of credit	21	51	55	10	9	17	28	–	–	191
Other	1,169	–	–	–	–	–	–	–	–	1,169
	$52,598	$16,898	$12,728	$8,006	$19,484	$20,530	$62,409	$2,554	$192,425	$387,632
October 31, 2021	$49,440	$28,564	$10,516	$9,343	$7,902	$25,284	$57,866	$3,678	$188,449	$381,042
(1)	Includes $144.7 billion (October 31, 2021: $141.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.3 billion (October 31, 2021: $2.5 billion) for cash because it is reported on the interim consolidated balance sheet.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at January 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$77	$128	$271	$146	$156	$450	$653	$63	$1,944
Future lease commitments (2)	–	2	3	3	3	11	77	711	810
Investment commitments	–	3	–	–	14	–	4	320	341
Underwriting commitments	129	–	–	–	–	–	–	–	129
Pension contributions (3)	19	39	58	58	–	–	–	–	174
	$225	$172	$332	$207	$173	$461	$734	$1,094	$3,398
October 31, 2021 (2)	$414	$176	$221	$320	$185	$483	$735	$1,187	$3,721
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2022 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 79 to 82 of our 2021 Annual Report.

CIBC FIRST QUARTER 2022	39

Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2021 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The
COVID-19
pandemic continues to result in increased level of judgment as discussed on pages 83 to 88 of our 2021 Annual Report, and could have a material impact on our financial results. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 6 to our consolidated financial statements in our 2021 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of
COVID-19.
Accounting developments
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2021 Annual Report.
Other regulatory developments
Reforms to interest rate benchmarks
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administration (IBA) announced that the date for the cessation for GBP, EUR, CHF and JPY LIBORs will be on December 31, 2021, and that the cessation date for most USD LIBOR tenors will be on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which applies on the cessation of the relevant LIBOR rates. The extension for most USD LIBOR tenors until June 30, 2023, is intended to allow for many legacy contracts to mature before the cessation date, although originations of new USD LIBOR linked products have largely ceased after the end of 2021.
In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Offered Dollar Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024, and proposed a two-staged approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). The decision to cease CDOR remains with RBSL, and CARR’s recommendation does not constitute a public statement or publication of information that CDOR has ceased or will cease. RBSL has initiated a consultation process with industry stakeholders inviting feedback on the recommendations from CARR.
The transition from current reference rates to alternative rates represents a number of risks to CIBC, and the industry as a whole. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the FCA in March 2021. In response to the proposed reforms to interest rate benchmarks, we established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
As a part of the Program, we have substantially completed the remediation of our non-USD LIBOR referenced contracts in a manner that is consistent with regulatory expectations. As a result, the FCA’s announcement in January 2022 that the LIBOR benchmark administrator will continue to publish certain sterling and Japanese yen LIBOR settings on a non-representative synthetic basis during 2022, which would allow certain legacy contracts to continue to use certain LIBOR settings for a limited period after the cessation date, will not materially affect our transition.
Consistent with regulatory expectations, no new USD LIBOR products were originated after December 31, 2021, with limited permitted exceptions during the transition. We are in the process of transitioning our existing USD LIBOR based contracts to those that reference the new Secured Overnight Financing Rate (SOFR) and have developed business processes to support the transition. As part of this, we continue to engage with industry associations on ongoing developments, and continue to incorporate recent developments into our project plan. We are also closely monitoring developments related to the potential transition of CDOR to CORRA.
The Program provides regular updates to senior management, including the Executive Committee, and the Board.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2022 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2021. For additional information, refer to pages 90 and 190 of our 2021 Annual Report.

40	CIBC FIRST QUARTER 2022

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of OTC derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net CCR exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.

CIBC FIRST QUARTER 2022	41

Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

42	CIBC FIRST QUARTER 2022

Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

CIBC FIRST QUARTER 2022	43

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions such as PD, LGD and EAD are used to compute the capital requirements subject to the OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to RWA may be required as prescribed by OSFI.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered NVCC. Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A
non-GAAP
risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

44	CIBC FIRST QUARTER 2022

Internal ratings-based (IRB) approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures). The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure announced by OSFI in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. OSFI continues to permit exposures arising from central bank reserves that qualify as High Quality Liquid Assets (HQLA) to be excluded from the exposure measure for leverage ratio purposes.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle
assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic financial loss in our trading and
non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

CIBC FIRST QUARTER 2022	45

Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the AIRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach
(SEC-ERBA)
and the Standardized Approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

46	CIBC FIRST QUARTER 2022

Stressed
Value-at-Risk
A VaR calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC FIRST QUARTER 2022	47

Interim consolidated financial statements
(Unaudited)

Contents

49	Consolidated balance sheet

50	Consolidated statement of income

51	Consolidated statement of comprehensive income

52	Consolidated statement of changes in equity

53	Consolidated statement of cash flows

54	Notes to the interim consolidated financial statements

54	Note 1	–	Changes in accounting policies

54	Note 2	–	Impact of COVID-19

55	Note 3	–	Fair value measurement

58	Note 4	–	Significant transactions

58	Note 5	–	Securities

60	Note 6	–	Loans

64	Note 7	–	Deposits

65	Note 8	–	Share capital

66	Note 9	–	Post-employment benefits

66	Note 10	–	Income taxes

67	Note 11	–	Earnings per share

67	Note 12	–	Contingent liabilities and provisions

68	Note 13	–	Interest income and expense

69	Note 14	–	Segmented information

48	CIBC FIRST QUARTER 2022

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2022 Jan. 31	2021 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$23,259	$34,573
Interest-bearing deposits with banks	20,091	22,424
Securities (Note 5)	179,003	161,401
Cash collateral on securities borrowed	14,096	12,368
Securities purchased under resale agreements	66,975	67,572
Loans (Note 6)
Residential mortgages	257,109	251,526
Personal	42,679	41,897
Credit card	11,122	11,134
Business and government	164,697	150,213
Allowance for credit losses	(2,838)	(2,849)
	472,769	451,921
Other
Derivative instruments	33,066	35,912
Customers’ liability under acceptances	10,618	10,958
Property and equipment	3,325	3,286
Goodwill	5,060	4,954
Software and other intangible assets	2,070	2,029
Investments in equity-accounted associates and joint ventures	682	658
Deferred tax assets	287	402
Other assets	30,363	29,225
	85,471	87,424
	$861,664	$837,683
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$220,082	$213,932
Business and government	362,362	344,388
Bank	19,794	20,246
Secured borrowings	47,470	42,592
	649,708	621,158
Obligations related to securities sold short	23,272	22,790
Cash collateral on securities lent	2,286	2,463
Obligations related to securities sold under repurchase agreements	68,422	71,880
Other
Derivative instruments	29,236	32,101
Acceptances	10,656	10,961
Deferred tax liabilities	44	38
Other liabilities	25,217	24,923
	65,153	68,023
Subordinated indebtedness	5,531	5,539
Equity
Preferred shares and other equity instruments	4,325	4,325
Common shares (Note 8 )	14,457	14,351
Contributed surplus	116	110
Retained earnings	26,807	25,793
Accumulated other comprehensive income (AOCI)	1,398	1,069
Total shareholders’ equity	47,103	45,648
Non-controlling interests	189	182
Total equity	47,292	45,830
	$861,664	$837,683
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2022	49

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Interest income (Note 1 3 ) (1)
Loans	$3,206	$3,103	$3,071
Securities	629	527	569
Securities borrowed or purchased under resale agreements	78	75	90
Deposits with banks	28	32	41
	3,941	3,737	3,771
Interest expense (Note 1 3 )
Deposits	638	612	755
Securities sold short	68	61	56
Securities lent or sold under repurchase agreements	54	42	71
Subordinated indebtedness	29	29	35
Other	20	13	15
	809	757	932
Net interest income	3,132	2,980	2,839
Non-interest income
Underwriting and advisory fees	148	151	134
Deposit and payment fees	214	216	195
Credit fees	322	295	287
Card fees	135	125	123
Investment management and custodial fees	445	441	373
Mutual fund fees	479	469	424
Insurance fees, net of claims	94	87	97
Commissions on securities transactions	106	101	103
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	259	82	213
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	19	22	36
Foreign exchange other than trading (FXOTT)	73	50	69
Income from equity-accounted associates and joint ventures	13	11	16
Other	59	34	54
	2,366	2,084	2,124
Total revenue	5,498	5,064	4,963
Provision for credit losses (Note 6)	75	78	147
Non-interest expenses
Employee compensation and benefits	1,747	1,669	1,564
Occupancy costs	204	327	193
Computer, software and office equipment	530	552	467
Communications	80	76	79
Advertising and business development	63	87	45
Professional fees	71	95	47
Business and capital taxes	32	28	31
Other	296	301	300
	3,023	3,135	2,726
Income before income taxes	2,400	1,851	2,090
Income taxes	531	411	465
Net income	$1,869	$1,440	$1,625
Net income attributable to non-controlling interests	$5	$4	$4
Preferred shareholders and other equity instrument holders	$41	$47	$30
Common shareholders	1,823	1,389	1,591
Net income attributable to equity shareholders	$1,864	$1,436	$1,621
Earnings per share (in dollars) (Note 1 1 )
Basic	$4.04	$3.08	$3.56
Diluted	4.03	3.07	3.55
Dividends per common share (in dollars)	1.61	1.46	1.46
(1)	Interest income included $3.5 billion for the quarter ended January 31, 2022 (October 31, 2021: $3.4 billion; January 31, 2021: $3.4 billion) calculated based on the effective interest rate method.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC FIRST QUARTER 2022

Consolidated statement of comprehensive income

Unaudited, millions of Canadian dollars, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31

Net income	$1,869	$1,440	$1,625
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,051	(301)	(1,417)
Net gains (losses) on hedges of investments in foreign operations	(616)	172	798
	435	(129)	(619)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(169)	(33)	56
Net (gains) losses reclassified to net income	(14)	(15)	(26)
	(183)	(48)	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	7	(187)	124
Net (gains) losses reclassified to net income	(72)	32	(148)
	(65)	(155)	(24)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	106	254	199
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	39	17	(35)
Net gains (losses) on equity securities designated at FVOCI	19	30	24
	164	301	188
Total OCI (1)	351	(31)	(425)
Comprehensive income	$2,220	$1,409	$1,200
Comprehensive income (loss) attributable to non-controlling interests	$5	$4	$4
Preferred shareholders and other equity instrument holders	$41	$47	$30
Common shareholders	2,174	1,358	1,166
Comprehensive income attributable to equity shareholders	$2,215	$1,405	$1,196
(1)  Includes $27 million of losses for the quarter ended January 31, 2022 (October 31, 2021: $
9
 million of losses; January 31, 2021:
$6

million of losses), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(35)	$11	$11
Net gains (losses) on hedges of investments in foreign operations	40	(10)	(15)
	5	1	(4)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	34	5	(25)
Net (gains) losses reclassified to net income	5	5	9
	39	10	(16)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(4)	66	(45)
Net (gains) losses reclassified to net income	26	(11)	53
	22	55	8
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(38)	(74)	(71)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(14)	(6)	13
Net gains (losses) on equity securities designated at FVOCI	(8)	(10)	(8)
	(60)	(90)	(66)
	$6	$(24)	$(78)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2022	51

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,325	$3,575	$3,575
Issue of preferred shares and limited recourse capital notes	–	750	–
Balance at end of period	$4,325	$4,325	$3,575
Common shares (Note 8 )
Balance at beginning of period	$14,351	$14,252	$13,908
Issue of common shares	135	99	99
Purchase of common shares for cancellation	(29)	–	–
Treasury shares	–	–	(16)
Balance at end of period	$14,457	$14,351	$13,991
Contributed surplus
Balance at beginning of period	$110	$117	$117
Compensation expense arising from equity-settled share-based awards	9	2	6
Exercise of stock options and settlement of other equity-settled share-based awards	(6)	(14)	(5)
Other (1)	3	5	1
Balance at end of period	$116	$110	$119
Retained earnings
Balance at beginning of period	$25,793	$25,055	$22,119
Net income attributable to equity shareholders	1,864	1,436	1,621
Dividends and distributions
Preferred and other equity instruments	(41)	(47)	(30)
Common	(726)	(657)	(653)
Premium on purchase of common shares for cancellation	(105)	–	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	22	9	3
Other	–	(3)	–
Balance at end of period	$26,807	$25,793	$23,060
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$58	$187	$1,173
Net change in foreign currency translation adjustments	435	(129)	(619)
Balance at end of period	$493	$58	$554
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$193	$241	$309
Net change in securities measured at FVOCI	(183)	(48)	30
Balance at end of period	$10	$193	$339
Net gains (losses) on cash flow hedges
Balance at beginning of period	$137	$292	$274
Net change in cash flow hedges	(65)	(155)	(24)
Balance at end of period	$72	$137	$250
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$634	$380	$(283)
Net change in post-employment defined benefit plans	106	254	199
Balance at end of period	$740	$634	$(84)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(28)	$(45)	$(40)
Net change attributable to changes in credit risk	39	17	(35)
Balance at end of period	$11	$(28)	$(75)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$75	$54	$2
Net gains (losses) on equity securities designated at FVOCI	19	30	24
Realized ( gains ) losses on equity securities designated at FVOCI reclassified to retained earnings	(22)	(9)	(3)
Balance at end of period	$72	$75	$23
Total AOCI, net of income tax	$1,398	$1,069	$1,007
Non-controlling interests
Balance at beginning of period	$182	$177	$181
Net income attributable to non-controlling interests	5	4	4
Dividends	(2)	(6)	–
Other	4	7	(8)
Balance at end of period	$189	$182	$177
Equity at end of period	$47,292	$45,830	$41,929
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC FIRST QUARTER 2022

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$1,869	$1,440	$1,625
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	75	78	147
Amortization and impairment (1)	253	287	237
Stock options and restricted shares expense	9	2	6
Deferred income taxes	94	(11)	43
Losses (gains) from debt securities measured at FVOCI and amortized cost	(19)	(22)	(36)
Net losses (gains) on disposal of property and equipment	1	–	–
Other non-cash items, net	(107)	470	82
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	2,333	(2,362)	(1,320)
Loans, net of repayments	(21,119)	(14,462)	(4,177)
Deposits, net of withdrawals	27,462	18,948	1,628
Obligations related to securities sold short	482	975	3,513
Accrued interest receivable	141	(170)	132
Accrued interest payable	(43)	114	(159)
Derivative assets	2,854	(1,546)	(1,440)
Derivative liabilities	(2,801)	2,797	1,688
Securities measured at FVTPL	(8,388)	(191)	(3,864)
Other assets and liabilities measured/designated at FVTPL	1,526	6,081	1,727
Current income taxes	(855)	37	62
Cash collateral on securities lent	(177)	(1,148)	(79)
Obligations related to securities sold under repurchase agreements	(3,525)	1,533	4,869
Cash collateral on securities borrowed	(1,728)	928	(3,010)
Securities purchased under resale agreements	730	(4,662)	1,199
Other, net	(40)	(812)	(3,983)
	(973)	8,304	(1,110)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	(1,008)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	–	748	–
Issue of common shares for cash	93	51	62
Purchase of common shares for cancellation	(134)	–	–
Net sale (purchase) of treasury shares	–	–	(16)
Dividends and distributions paid	(731)	(670)	(651)
Repayment of lease liabilities	(76)	(82)	(74)
	(848)	47	(1,687)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(23,727)	(15,249)	(9,954)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	7,538	5,748	6,812
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	6,825	5,780	5,676
Net sale (purchase) of property, equipment, software and other intangibles	(201)	(270)	(184)
	(9,565)	(3,991)	2,350
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	72	(21)	(98)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(11,314)	4,339	(545)
Cash and non-interest-bearing deposits with banks at beginning of period	34,573	30,234	43,531
Cash and non-interest-bearing deposits with banks at end of period (2)	$23,259	$34,573	$42,986
Cash interest paid	$852	$643	$1,091
Cash interest received	3,796	3,363	3,659
Cash dividends received	286	204	244
Cash income taxes paid	1,292	385	360
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $462 million (October 31, 2021: $446 million; January 31, 2021: $493 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2022	53

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2022.
Note 1.    Changes in accounting policies
Future accounting policy changes
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2021 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2022.
Note 2.    Impact of
COVID-19
Global economic activity had improved heading into 2022, although the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. Additional restrictions imposed by governments around the world to limit the impact of the infection negatively impacted the economic recovery. The economic impact of the COVID-19 pandemic will ultimately depend on vaccine adoption rates and the extent to which the vaccines will be effective at controlling both existing and emerging variants of the virus, and the ability of governments, businesses and health-care systems to effectively limit the current and future resurgences of the virus, including its variants, without resorting to broad economic closures. As a result, we continue to operate in an uncertain macroeconomic environment.
Impact on estimates and assumptions
As disclosed in our 2021 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs.
Further, the COVID-19 pandemic continues to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to the allowance for credit losses.
During the three months ended January 31, 2022, improvements in our economic outlook resulted in a moderate reduction in our stage 1 and stage 2 performing expected credit losses (ECLs). Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that the vaccination programs will be able to effectively respond to the new and emerging variants and that government will respond to future waves of the virus with targeted health measures rather than broader economic closures.
Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 6 to our consolidated financial statements in our 2021 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of COVID-19.

54	CIBC FIRST QUARTER 2022

Note 3.    Fair value measurement

Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2022	Financial assets
Jan. 31	Cash and deposits with banks	$43,042	$308	$–	$–	$43,350	$43,350	$–
	Securities	45,489	80,633	–	52,881	179,003	178,947	(56)
	Cash collateral on securities borrowed	14,096	–	–	–	14,096	14,096	–
	Securities purchased under resale agreements	59,511	7,464	–	–	66,975	66,975	–
	Loans
	Residential mortgages	256,796	10	–	–	256,806	254,838	(1,968)
	Personal	41,897	–	–	–	41,897	41,873	(24)
	Credit card	10,512	–	–	–	10,512	10,512	–
	Business and government	136,166	27,079	309	–	163,554	163,435	(119)
	Derivative instruments	–	33,066	–	–	33,066	33,066	–
	Customers’ liability under acceptances	10,618	–	–	–	10,618	10,618	–
	Other assets	19,979	–	–	–	19,979	19,979	–
	Financial liabilities
	Deposits
	Personal	$210,594	$–	$9,488	$–	$220,082	$220,021	$(61)
	Business and government	352,007	–	10,355	–	362,362	363,541	1,179
	Bank	19,794	–	–	–	19,794	19,794	–
	Secured borrowings	46,224	–	1,246	–	47,470	47,645	175
	Derivative instruments	–	29,236	–	–	29,236	29,236	–
	Acceptances	10,656	–	–	–	10,656	10,656	–
	Obligations related to securities sold short	–	23,272	–	–	23,272	23,272	–
	Cash collateral on securities lent	2,286	–	–	–	2,286	2,286	–
	Obligations related to securities sold under repurchase agreements	64,380	–	4,042	–	68,422	68,422	–
	Other liabilities	17,774	112	26	–	17,912	17,912	–
	Subordinated indebtedness	5,531	–	–	–	5,531	5,769	238
2021	Financial assets
Oct. 31	Cash and deposits with banks	$56,701	$296	$–	$–	$56,997	$56,997	$–
	Securities	35,159	72,192	53	53,997	161,401	161,712	311
	Cash collateral on securities borrowed	12,368	–	–	–	12,368	12,368	–
	Securities purchased under resale agreements	60,482	7,090	–	–	67,572	67,572	–
	Loans
	Residential mortgages	251,230	16	–	–	251,246	249,786	(1,460)
	Personal	41,129	–	–	–	41,129	41,114	(15)
	Credit card	10,509	–	–	–	10,509	10,509	–
	Business and government	123,054	25,651	332	–	149,037	148,960	(77)
	Derivative instruments	–	35,912	–	–	35,912	35,912	–
	Customers’ liability under acceptances	10,958	–	–	–	10,958	10,958	–
	Other assets	21,054	–	–	–	21,054	21,054	–
	Financial liabilities
	Deposits
	Personal	$205,461	$–	$8,471	$–	$213,932	$213,949	$17
	Business and government	334,632	–	9,756	–	344,388	345,533	1,145
	Bank	20,246	–	–	–	20,246	20,246	–
	Secured borrowings	41,539	–	1,053	–	42,592	42,838	246
	Derivative instruments	–	32,101	–	–	32,101	32,101	–
	Acceptances	10,961	–	–	–	10,961	10,961	–
	Obligations related to securities sold short	–	22,790	–	–	22,790	22,790	–
	Cash collateral on securities lent	2,463	–	–	–	2,463	2,463	–
	Obligations related to securities sold under repurchase agreements	67,905	–	3,975	–	71,880	71,880	–
	Other liabilities	16,854	113	51	–	17,018	17,018	–
	Subordinated indebtedness	5,539	–	–	–	5,539	5,820	281

CIBC FIRST QUARTER 2022	55

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2022 Jan. 31	2021 Oct. 31	2022 Jan. 31	2021 Oct. 31	2022 Jan. 31	2021 Oct. 31	2022 Jan. 31	2021 Oct. 31
Financial assets
Deposits with banks	$–	$–	$308	$296	$–	$–	$308	$296
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	2,639	3,015	25,941 (1)	24,737 (1)	–	–	28,580	27,752
Corporate equity	45,184	37,981	300	219	4	4	45,488	38,204
Corporate debt	–	–	3,909	3,997	2	2	3,911	3,999
Mortgage- and asset-backed	–	–	2,568 (2)	2,235 (2)	86	55	2,654	2,290
	47,823	40,996	32,718	31,188	92	61	80,633	72,245

Loans mandatorily measured at FVTPL
Business and government	–	–	26,748	24,945	640 (3)	1,038 (3)	27,388	25,983
Residential mortgages	–	–	10	16	–	–	10	16
	–	–	26,758	24,961	640	1,038	27,398	25,999

Debt securities measured at FVOCI
Government issued or guaranteed	3,915	5,309	40,219	38,122	–	–	44,134	43,431
Corporate debt	–	–	5,829	7,833	–	–	5,829	7,833
Mortgage- and asset-backed	–	–	2,030	1,897	–	–	2,030	1,897
	3,915	5,309	48,078	47,852	–	–	51,993	53,161

Equity securities designated at FVOCI
Corporate equity	77	125	361	319	450	392	888	836

Securities purchased under resale agreements
measured at FVTPL	–	–	7,464	7,090	–	–	7,464	7,090
Derivative instruments
Interest rate	6	3	9,187	8,948	25	35	9,218	8,986
Foreign exchange	–	–	9,732	11,707	–	–	9,732	11,707
Credit	–	–	13	4	43	49	56	53
Equity	3,859	4,650	1,968	1,877	16	13	5,843	6,540
Precious metal	–	–	108	132	–	–	108	132
Other commodity	249	343	7,860	8,151	–	–	8,109	8,494
	4,114	4,996	28,868	30,819	84	97	33,066	35,912
Total financial assets	$55,929	$51,426	$144,555	$142,525	$1,266	$1,588	$201,750	$195,539
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(20,416)	$(18,702)	$(811)	$(742)	$(21,227)	$(19,444)
Obligations related to securities sold short	(5,540)	(11,226)	(17,732)	(11,564)	–	–	(23,272)	(22,790)
Obligations related to securities sold under
repurchase agreements	–	–	(4,042)	(3,975)	–	–	(4,042)	(3,975)
Derivative instruments
Interest rate	(2)	–	(8,917)	(8,426)	(213)	(136)	(9,132)	(8,562)
Foreign exchange	–	–	(9,237)	(11,039)	–	–	(9,237)	(11,039)
Credit	–	–	(49)	(50)	(48)	(54)	(97)	(104)
Equity	(2,930)	(3,422)	(4,386)	(5,280)	(16)	(77)	(7,332)	(8,779)
Precious metal	–	–	(125)	(147)	–	–	(125)	(147)
Other commodity	(484)	(1,122)	(2,829)	(2,348)	–	–	(3,313)	(3,470)
	(3,416)	(4,544)	(25,543)	(27,290)	(277)	(267)	(29,236)	(32,101)
Total financial liabilities	$(8,956)	$(15,770)	$(67,733)	$(61,531)	$(1,088)	$(1,009)	$(77,777)	$(78,310)
(1)	Includes nil related to securities designated at FVTPL (October 31, 2021: $49 million).
(2)	Includes nil related to asset-backed securities designated at FVTPL (October 31, 2021: $4 million).
(3)	Includes $309 million related to loans designated at FVTPL (October 31, 2021: $332 million).
(4)
Comprises deposits designated at FVTPL of $20,259 million (October 31, 2021: $18,530 million), net bifurcated embedded derivative liabilities of
$830
 million (October 31, 2021:
$750
 million), other liabilities designated at FVTPL of
$26
 million (October 31, 2021:
$51
 million), and other financial liabilities measured at fair value of
$112
 million (October 31, 2021:
$113
 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2022, we transferred
$567
 million of securities mandatorily measured at FVTPL from Level 1 to Level 2, $
5,514
 million of securities sold short from Level 1 to Level 2, $
584

million

of derivative liabilities from Level 1 to Level 2, and $
21
 million of derivative assets from Level 1 to Level 2, and no transfers
from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities and d
e
rivatives
(for the quarter ended October 31, 2021, $
2,283
 million of securities mandatorily measured at FVTPL and $
1,174
 million of securities sold short were transferred from Level 1 to Level 2
, no transfers of derivatives from Level 1 to Level 2, and no transfers from Level 2 to Level 1; for the quarter ended January 31, 2021,
$19
million of securities mandatorily measured at FVTPL and
$128
million of securities sold short were transferred from Level 1 to Level 2
, no transfers of derivatives from Level 1 to Level 2,
and
 no

transfers
from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2022, October 31, 2021, and January 31, 2021, primarily due to changes in the assessment of the observability of certain correlation
 and
market volatility inputs that were used in measuring the fair v
a
lue of our fair value option liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable
market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

5 6	CIBC FIRST QUARTER 2022

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jan. 31, 2022
Securities mandatorily measured and designated at FVTPL
Corporate equity	$4	$–	$–		$–	$–	$–	$–	$–	$4
Corporate debt	2	–	–		–	–	–	–	–	2
Mortgage- and asset-backed	55	–	–		–	–	–	32	(1)	86
Loans mandatorily measured at FVTPL
Business and government	1,038	–	(3)		17	–	–	–	(412)	640
Equity securities designated at FVOCI
Corporate equity	392	–	–		47	–	–	27	(16)	450
Derivative instruments
Interest rate	35	–	(11)		–	–	–	–	1	25
Credit	49	(5)	(1)		–	–	–	–	–	43
Equity	13	–	(1)		–	10	(8)	2	–	16
Total assets	$1,588	$(5)	$(16)		$64	$10	$(8)	$61	$(428)	$1,266
Deposits and other liabilities (5)	$(742)	$8	$(156)		$–	$–	$2	$(21)	$98	$(811)
Derivative instruments
Interest rate	(136)	–	(66)		–	–	2	(16)	3	(213)
Credit	(54)	5	1		–	–	–	–	–	(48)
Equity	(77)	–	–		–	–	60	(2)	3	(16)
Total liabilities	$(1,009)	$13	$(221)		$–	$–	$64	$(39)	$104	$(1,088)
Oct. 31, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$6	$–	$(2)		$–	$–	$–	$–	$–	$4
Corporate debt	2	–	–		–	–	–	–	–	2
Mortgage- and asset-backed	132	–	–		–	–	–	–	(77)	55
Loans mandatorily measured at FVTPL
Business and government	1,044	–	(3)		(8)	–	–	45	(40)	1,038
Equity securities designated at FVOCI
Corporate equity	368	–	–		20	–	–	26	(22)	392
Derivative instruments
Interest rate	34	–	2		–	–	(2)	–	1	35
Credit	58	(9)	–		–	–	–	–	–	49
Equity	103	(3)	(36)		–	–	(22)	(13)	(16)	13
Total assets	$1,747	$(12)	$(39)		$12	$–	$(24)	$58	$(154)	$1,588
Deposits and other liabilities (5)	$(652)	$(358)	$287		$–	$–	$(15)	$(46)	$42	$(742)
Derivative instruments
Interest rate	(87)	–	(25)		–	2	(15)	(2)	(9)	(136)
Credit	(63)	9	–		–	–	–	–	–	(54)
Equity	(233)	(41)	146		–	–	49	(30)	32	(77)
Total liabilities	$(1,035)	$(390)	$408		$–	$2	$19	$(78)	$65	$(1,009)
Jan. 31, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–	$3		$–	$–	$–	$–	$–	$19
Corporate debt	25	–	5		–	–	–	–	–	30
Mortgage- and asset-backed	135	–	–		–	–	–	–	(33)	102
Loans mandatorily measured at FVTPL
Business and government	626	–	–		(25)	–	–	278	–	879
Equity securities designated at FVOCI
Corporate equity	240	–	–		19	–	–	17	(7)	269
Derivative instruments
Interest rate	48	–	(4)		–	–	–	–	1	45
Credit	98	(6)	9		–	–	–	–	–	101
Equity	212	–	15		–	–	–	–	(166)	61
Total assets	$1,400	$(6)	$28		$(6)	$–	$–	$295	$(205)	$1,506
Deposits and other liabilities (5)	$4	$–	$(387)		$–	$(2)	$(5)	$(2)	$25	$(367)
Derivative instruments
Interest rate	(28)	–	(47)		–	–	–	–	1	(74)
Credit	(107)	6	(8)		–	–	–	–	(4)	(113)
Equity	(163)	–	(44)		–	–	–	–	70	(137)
Total liabilities	$(294)	$6	$(486)		$–	$(2)	$(5)	$(2)	$92	$(691)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses r e lating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $137 million (October 31, 2021: $90 million; January 31, 2021: $136 million), net bifurcated embedded derivative liabilities of $648 million (October 31, 2021:
$601
million;
January 31, 2021:
$231 million) and other liabilities designated at FVTPL of $26 million (October 31, 2021: $51 million; January 31, 2021: nil).

Financial instruments designated at FVTPL (fair value option)
A net gain of $25 million, net of hedges for the three months ended January 31, 2022 (a net gain of $12 million and a net gain of $19 million for the three months ended October 31, 2021 and January 31, 2021, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities.
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

CIBC FIRST QUARTER 2022	57

Note 4.    Significant transactions
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in Aruba. The proposed sale received regulatory approval in the first quarter of 2022 and is expected to close in the second quarter of 2022. The impact upon closing is not expected to be material.
Acquisition of Canadian Costco credit card portfolio
On September 2, 2021, we announced that we entered into a long-term agreement to become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. We will also acquire the existing Canadian Costco credit card portfolio, which has over $3 billion in outstanding balances.
This transaction is expected to be completed in the second quarter of fiscal 2022, subject to customary closing conditions.
Note 5.    Securities
Securities

$ millions, as at	2022 Jan. 31	2021 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$51,993	$53,161
Equity securities designated at FVOCI	888	836
Securities measured at amortized cost (1)	45,489	35,159
Securities mandatorily measured and designated at FVTPL	80,633	72,245
	$179,003	$161,401
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2021: a realized gain of less than $1 million).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2022 Jan. 31					2021 Oct. 31
	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$9,590		$22	$(2)	$9,610	$8,310		$31	$ (1)	$8,340
Other Canadian governments	16,243		104	(6)	16,341	14,007		182	–	14,189
U.S. Treasury and agencies	11,809		13	(122)	11,700	14,157		23	(53)	14,127
Other foreign governments	6,463		26	(6)	6,483	6,750		30	(5)	6,775
Mortgage-backed securities	1,402		18	–	1,420	1,516		29	–	1,545
Asset-backed securities	612		–	(2)	610	354		–	(2)	352
Corporate debt	5,827		8	(6)	5,829	7,820		15	(2)	7,833
	51,946		191	(144)	51,993	52,914		310	(63)	53,161
Corporate public equity (2)	55		25	(1)	79	67		60	(1)	126
Corporate private equity	729		112	(32)	809	663		84	(37)	710
	784		137	(33)	888	730		144	(38)	836
	$52,730		$328	$ (177)	$52,881	$53,644		$454	$ (101)	$53,997
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (October 31, 2021: $19 million).
(2)	Includes restricted stock.
The fair value of equity securities designated at FVOCI that were disposed of during the three months ended January 31, 2022 was $38 million ($1 million and $7 million for the three months ended October 31, 2021 and January 31, 2021, respectively).
Net realized cumulative
after-tax
gains resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI of $22 million were reclassified from AOCI to retained earnings for the three months ended January 31, 2022 ($9 million and $3 million for the three months ended October 31, 2021 and January 31, 2021, respectively).
Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2022 was $3 million ($2 million and $1 million for the three months ended October 31, 2021 and January 31, 2021, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2022 was nil (nil and nil for the three months ended October 31, 2021 and January 31, 2021, respectively).

58	CIBC FIRST QUARTER 2022

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2022	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$4	$15	$–	$19
	Provision for (reversal of) credit losses (1)	–	3	–	3
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$4	$19	$–	$23
2021	Debt securities measured at FVOCI
Oct. 31	Balance at beginning of period	$17	$4	$–	$21
	Provision for (reversal of) credit losses (1)	(13)	11	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$4	$15	$–	$19
2021	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$18	$4	$–	$22
	Provision for (reversal of) credit losses (1)	(1)	(1)	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$17	$3	$–	$20
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC FIRST QUARTER 2022	59

Note 6.    Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2022 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$59	$63	$158	$280
Originations net of repayments and other derecognitions	4	(4)	(5)	(5)
Changes in model	–	–	–	–
Net remeasurement (1)	(19)	36	15	32
Transfers (1)
– to 12-month ECL	21	(20)	(1)	–
– to lifetime ECL performing	(2)	3	(1)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (2)	4	13	10	27
Write-offs	–	–	(4)	(4)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	1	–	2	3
Balance at end of period	$64	$76	$163	$303
Personal
Balance at beginning of period	$150	$547	$106	$803
Originations net of repayments and other derecognitions	8	(12)	(1)	(5)
Changes in model	–	–	–	–
Net remeasurement (1)	(101)	116	43	58
Transfers (1)
– to 12-month ECL	100	(100)	–	–
– to lifetime ECL performing	(10)	13	(3)	–
– to lifetime ECL credit-impaired	–	(10)	10	–
Provision for (reversal of) credit losses (2)	(3)	7	49	53
Write-offs	–	–	(63)	(63)
Recoveries	–	–	20	20
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	–	2	2
Balance at end of period	$147	$554	$113	$814
Credit card
Balance at beginning of period	$136	$517	$–	$653
Originations net of repayments and other derecognitions	–	(10)	–	(10)
Changes in model	–	–	–	–
Net remeasurement (1)	(106)	125	26	45
Transfers (1)
– to 12-month ECL	104	(104)	–	–
– to lifetime ECL performing	(7)	7	–	–
– to lifetime ECL credit-impaired	–	(25)	25	–
Provision for (reversal of) credit losses (2)	(9)	(7)	51	35
Write-offs	–	–	(80)	(80)
Recoveries	–	–	29	29
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$127	$510	$–	$637
Business and government
Balance at beginning of period	$277	$449	$508	$1,234
Originations net of repayments and other derecognitions	20	(6)	(8)	6
Changes in model	–	8	–	8
Net remeasurement (1)	(66)	(13)	25	(54)
Transfers (1)
– to 12-month ECL	46	(44)	(2)	–
– to lifetime ECL performing	(4)	5	(1)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (2)	(4)	(52)	16	(40)
Write-offs	–	–	(10)	(10)
Recoveries	–	–	5	5
Interest income on impaired loans	–	–	(3)	(3)
Foreign exchange and other	5	8	5	18
Balance at end of period	$278	$405	$521	$1,204
Total ECL allowance (3)	$616	$1,545	$797	$2,958
Comprises:
Loans	$545	$1,497	$796	$2,838
Undrawn credit facilities and other off-balance sheet exposures (4)	71	48	1	120
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance
sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $12 million as at January 31, 2022 (October 31, 2021: $15 million; January 31, 2021: $16 million), $10 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2021: $13 million; January 31, 2021: $13 million). The ECL allowances for other financial ass
e
ts classified at amortized cost were immaterial as at January 31, 2022 and October 31, 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.

60	CIBC FIRST QUARTER 2022

$ millions, as at or for the three months ended	2021 Oct. 31				2021 Jan. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$55	$86	$158	$299	$51	$161	$151	$363
Originations net of repayments and other derecognitions	3	(2)	(5)	(4)	4	(6)	(4)	(6)
Changes in model	5	2	2	9	–	–	–	–
Net remeasurement (1)	(18)	(9)	15	(12)	(32)	7	22	(3)
Transfers (1)
– to 12-month ECL	16	(15)	(1)	–	33	(27)	(6)	–
– to lifetime ECL performing	(2)	4	(2)	–	(3)	10	(7)	–
– to lifetime ECL credit-impaired	–	(3)	3	–	–	(5)	5	–
Provision for (reversal of) credit losses (2)	4	(23)	12	(7)	2	(21)	10	(9)
Write-offs	–	–	(8)	(8)	–	–	(6)	(6)
Recoveries	–	–	1	1	–	–	1	1
Interest income on impaired loans	–	–	(4)	(4)	–	–	(4)	(4)
Foreign exchange and other	–	–	(1)	(1)	(1)	(4)	(4)	(9)
Balance at end of period	$59	$63	$158	$280	$52	$136	$148	$336
Personal
Balance at beginning of period	$161	$566	$109	$836	$204	$546	$113	$863
Originations net of repayments and other derecognitions	8	(11)	(2)	(5)	11	(15)	(2)	(6)
Changes in model	(12)	33	(1)	20	1	1	–	2
Net remeasurement (1)	(55)	18	31	(6)	(110)	84	61	35
Transfers (1)
– to 12-month ECL	64	(64)	–	–	87	(84)	(3)	–
– to lifetime ECL performing	(15)	17	(2)	–	(11)	16	(5)	–
– to lifetime ECL credit-impaired	(1)	(12)	13	–	–	(13)	13	–
Provision for (reversal of) credit losses (2)	(11)	(19)	39	9	(22)	(11)	64	31
Write-offs	–	–	(55)	(55)	–	–	(74)	(74)
Recoveries	–	–	16	16	–	–	17	17
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	–	–	(2)	(2)	(1)	–	(1)	(2)
Balance at end of period	$150	$547	$106	$803	$181	$535	$118	$834
Credit card
Balance at beginning of period	$163	$382	$–	$545	$136	$572	$–	$708
Originations net of repayments and other derecognitions	1	(10)	–	(9)	(1)	(26)	–	(27)
Changes in model	(14)	123	–	109	–	–	–	–
Net remeasurement (1)	(49)	89	17	57	(88)	117	23	52
Transfers (1)
– to 12-month ECL	45	(45)	–	–	79	(79)	–	–
– to lifetime ECL performing	(9)	9	–	–	(10)	10	–	–
– to lifetime ECL credit-impaired	(1)	(31)	32	–	–	(20)	20	–
Provision for (reversal of) credit losses (2)	(27)	135	49	157	(20)	2	43	25
Write-offs	–	–	(78)	(78)	–	–	(70)	(70)
Recoveries	–	–	29	29	–	–	27	27
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$136	$517	$–	$653	$116	$574	$–	$690
Business and government
Balance at beginning of period	$280	$543	$543	$1,366	$453	$683	$652	$1,788
Originations net of repayments and other derecognitions	7	(3)	(3)	1	17	(23)	(5)	(11)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(34)	(66)	18	(82)	(62)	55	118	111
Transfers (1)
– to 12-month ECL	35	(32)	(3)	–	81	(75)	(6)	–
– to lifetime ECL performing	(10)	12	(2)	–	(12)	14	(2)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	(2)	(12)	14	–
Provision for (reversal of) credit losses (2)	(2)	(91)	12	(81)	22	(41)	119	100
Write-offs	–	–	(44)	(44)	–	–	(70)	(70)
Recoveries	–	–	3	3	–	–	3	3
Interest income on impaired loans	–	–	(3)	(3)	–	–	(6)	(6)
Foreign exchange and other	(1)	(3)	(3)	(7)	(13)	(19)	(12)	(44)
Balance at end of period	$277	$449	$508	$1,234	$462	$623	$686	$1,771
Total ECL allowance (3)	$622	$1,576	$772	$2,970	$811	$1,868	$952	$3,631
Comprises:
Loans	$551	$1,526	$772	$2,849	$724	$1,808	$952	$3,484
Undrawn credit facilities and other off-balance sheet exposures (4)	71	50	–	121	87	60	–	147
See previous page for footnote references.

CIBC FIRST QUARTER 2022	61

Inputs, assumptions and model techniques
The uncertainties inherent in the continued recovery from the
COVID-19
pandemic continued to require the application of a heightened level of judgment in estimating ECLs, including with respect to the forecasting of forward-looking information and the determination of scenario weightings. See Note 6 to our consolidated financial statements in our 2021 Annual Report for more information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at January 31, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months		Average value over the remaining forecast period	(1)
Real gross domestic product (GDP) year-over- year growth
Canada (2)	3.5%	2.4%	4.8%	2.9%	2.5%		1.8%
United States	3.9%	2.5%	5.0%	3.1%	2.1%		1.3%
Unemployment rate
Canada (2)	5.9%	5.9%	5.2%	5.5%	6.7%		6.6%
United States	3.7%	3.8%	3.5%	3.3%	5.2%		4.7%
Canadian Housing Price Index growth (2)	5.1%	2.6%	10.3%	4.7%	2.6%		(0.3	) %
Standard and Poor’s (S&P) 500 Index growth rate	2.8%	4.6%	7.2%	6.9%	(4.1	) %	(4.9	) %
Canadian household debt service ratio	13.8%	14.5%	13.3%	14.3%	14.3%		14.8%
West Texas Intermediate Oil Price (US$)	$73	$66	$78	$81	$62		$54

	Base case		Upside case		Downside case
As at October 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	4.2%	2.4%	5.6%	2.8%	3.1%	1.6%
United States	4.7%	2.2%	5.8%	3.3%	2.8%	1.3%
Unemployment rate
Canada (2)	6.4%	5.9%	6.0%	5.5%	7.3%	6.8%
United States	4.4%	3.9%	3.8%	3.4%	6.0%	5.0%
Canadian Housing Price Index growth (2)	6.1%	2.8%	10.7%	6.3%	2.2%	(2.2)%
S&P 500 Index growth rate	6.1%	4.6%	10.3%	8.6%	(0.6)%	(1.7)%
Canadian household debt service ratio	13.6%	14.4%	13.0%	14.2%	14.1%	14.7%
West Texas Intermediate Oil Price (US$)	$69	$64	$74	$81	$56	$54
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at January 31, 2022 and October 31, 2021, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the continuing recovery underway. While our underlying base case projection as at January 31, 2022 is characterized by a slightly weaker economic recovery in the very near term relative to our prior expectation, as the epidemiology of COVID-19 continues to evolve with the more contagious Omicron variant and the expectation for interest rate hikes to occur earlier than previously anticipated, the base case represents a slight improvement in our outlook over the next year and beyond. Our base case continues to assume that effective mass vaccinations will further progress over calendar 2022 and that the vaccination programs will be able to effectively respond to the new and emerging variants and that governments will respond to future infections of the virus with targeted health measures rather than broader economic closures. As a result, our base case assumes that the absolute level of Canadian GDP will return to the pre-COVID-19
levels in the first half of calendar 2022 and that the unemployment rate will sustainably reach pre-pandemic
levels in the latter half of calendar 2022. While U.S. GDP has reached pre-pandemic levels, our base case assumes that the U.S. GDP growth rate for the near term is slightly slower than our previous expectations.
The downside case forecast allows for a slowdown in economic activity and a rise in the unemployment rate in the near term, if governments have to respond to rising virus cases with stricter measures than assumed under the base case. It also reflects a slower recovery thereafter to a lower level of sustained economic activity and an unemployment rate persistently above where it stood pre-pandemic. However, because the unemployment rate is starting from a lower level than in the prior quarter’s forecast as a result of the strong employment growth towards the end of calendar 2021, the near-term forecasts for unemployment rate in the downside scenario represent an improvement relative to the prior quarter. Meanwhile, the upside scenario continues to reflect a quicker recovery, with the pre-pandemic level of activity reached in early calendar 2022 and continuing at a higher trend level than the base case thereafter.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the
COVID-19
pandemic. Although the severity of the virus appears to be diminishing where vaccination rates are high, it remains a threat as hospitalization rates are still elevated and uncertainties remain regarding the pace of global vaccination efforts and the need for booster doses. Assumptions concerning the degree to which vaccinations will contain existing and potential new variants such that severe restrictions will no longer need to be imposed by governments to limit the impact of subsequent waves of infection are material to these forecasts.

If we were to only use
our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $240 million lower than the recognized ECL as at January 31, 2022 (October 31, 2021: $249
million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be
$339 million higher than the recognized ECL as at January 31, 2022 (October 31, 2021: $414 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of

exposures between

62	CIBC FIRST QUARTER 2022

stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance
sheet exposures based on the application of our
12-month
point-in-time
probability of defaults (PD) under IFRS 9 to our risk management PD bands within each respective stage for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2021 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2022 Jan. 31					2021 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$166,131	$164	$–		$166,295	$162,307	$94	$–		$162,401
– Very low	50,271	1,253	–		51,524	49,958	640	–		50,598
– Low	19,281	10,906	–		30,187	22,912	6,547	–		29,459
– Medium	269	4,749	–		5,018	364	4,671	–		5,035
– High	–	824	–		824	–	840	–		840
– Default	–	–	432		432	–	–	443		443
– Not rated	2,344	277	208		2,829	2,160	395	195		2,750
Gross residential mortgages (3)(4)	238,296	18,173	640		257,109	237,701	13,187	638		251,526
ECL allowance	64	76	163		303	59	63	158		280
Net residential mortgages	238,232	18,097	477		256,806	237,642	13,124	480		251,246
Personal
– Exceptionally low	18,532	–	–		18,532	18,608	1	–		18,609
– Very low	5,364	4	–		5,368	5,179	4	–		5,183
– Low	8,790	4,270	–		13,060	8,091	4,389	–		12,480
– Medium	982	2,800	–		3,782	990	2,773	–		3,763
– High	256	872	–		1,128	252	803	–		1,055
– Default	–	–	116		116	–	–	109		109
– Not rated	581	54	58		693	585	60	53		698
Gross personal (4)	34,505	8,000	174		42,679	33,705	8,030	162		41,897
ECL allowance	124	545	113		782	125	537	106		768
Net personal	34,381	7,455	61		41,897	33,580	7,493	56		41,129
Credit card
– Exceptionally low	1,983	–	–		1,983	2,065	–	–		2,065
– Very low	718	–	–		718	715	–	–		715
– Low	4,703	315	–		5,018	4,653	347	–		5,000
– Medium	628	2,175	–		2,803	593	2,195	–		2,788
– High	–	465	–		465	–	435	–		435
– Default	–	–	–		–	–	–	–		–
– Not rated	128	7	–		135	123	8	–		131
Gross credit card	8,160	2,962	–		11,122	8,149	2,985	–		11,134
ECL allowance	119	491	–		610	127	498	–		625
Net credit card	8,041	2,471	–		10,512	8,022	2,487	–		10,509
Business and government
– Investment grade	72,561	563	–		73,124	65,963	562	–		66,525
– Non-investment grade	93,524	4,716	–		98,240	85,764	4,599	–		90,363
– Watchlist	81	2,623	–		2,704	67	2,985	–		3,052
– Default	–	–	1,086		1,086	–	–	1,033		1,033
– Not rated	144	17	–		161	174	24	–		198
Gross business and government (3)(5)	166,310	7,919	1,086		175,315	151,968	8,170	1,033		161,171
ECL allowance	238	385	520		1,143	240	428	508		1,176
Net business and government	166,072	7,534	566		174,172	151,728	7,742	525		159,995
Total net amount of loans	$446,726	$35,557	$1,104		$483,387	$430,972	$30,846	$1,061		$462,879
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (October 31, 2021: $19

million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $12 million were recognized as at January 31, 2022 (October 31, 2021: $15 million), $10 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2021: $13 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at January 31, 202
2
 and October 31, 2021. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $16 million (October 31, 2021: $18 million) which were included in Other assets on our interim consolidated balance sheet.
(3)	Includes $10 million (October 31, 2021: $16 million) of residential mortgages and $27,079 million (October 31, 2021: $25,651 million) of business and government loans that are measured at FVTPL.
(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $10,618 million (October 31, 2021: $10,958 million).

CIBC FIRST QUARTER 2022	63

Undrawn credit faciliti
e
s and other
off-balance
sheet exposures

$ millions, as at				2022 Jan. 31				2021 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$132,385	$10	$–	$132,395	$130,212	$12	$–	$130,224
– Very low	13,117	54	–	13,171	12,868	59	–	12,927
– Low	8,198	1,815	–	10,013	7,937	1,811	–	9,748
– Medium	751	896	–	1,647	740	896	–	1,636
– High	96	494	–	590	73	495	–	568
– Default	–	–	38	38	–	–	34	34
– Not rated	379	7	–	386	375	8	–	383
Gross retail	154,926	3,276	38	158,240	152,205	3,281	34	155,520
ECL allowance	31	28	–	59	34	29	–	63
Net retail	154,895	3,248	38	158,181	152,171	3,252	34	155,457
Business and government
– Investment grade	108,038	633	–	108,671	111,877	524	–	112,401
– Non-investment grade	62,281	1,828	–	64,109	58,652	1,714	–	60,366
– Watch list	19	677	–	696	19	734	–	753
– Default	–	–	95	95	–	–	91	91
– Not rated	440	18	–	458	346	9	–	355
Gross business and government	170,778	3,156	95	174,029	170,894	2,981	91	173,966
ECL allowance	40	20	1	61	37	21	–	58
Net business and government	170,738	3,136	94	173,968	170,857	2,960	91	173,908
Total net undrawn credit facilities and other off-balance sheet exposures	$325,633	$6,384	$132	$332,149	$323,028	$6,212	$125	$329,365
Note 7.    Deposits
(1)(2)

$ millions, as at							2022 Jan. 31	2021 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$17,192		$149,446		$53,444		$220,082	$213,932
Business and government (7)(8)	102,724		87,427		172,211		362,362	344,388
Bank	11,316		581		7,897		19,794	20,246
Secured borrowings (9)	–		–		47,470		47,470	42,592
	$131,232		$237,454		$281,022		$649,708	$621,158
Compris e s :
Held at amortized cost							$629,449	$602,628
Designated at fair value							20,259	18,530
							$649,708	$621,158
Total deposits include (10) :
Non-interest-bearing deposits
Canada							$96,366	$93,850
U.S.							16,183	16,522
Other international							5,700	5,601
Interest-bearing deposits
Canada							421,644	406,642
U.S.							77,453	70,312
Other international							32,362	28,231
							$649,708	$621,158
(1)
Includes deposits of $226.6 billion (October 31, 2021: $215.4 billion) denominated in U.S. dollars and deposits of $46.6 billion (October 31, 2021: $37.1 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2.0 billion (October 31, 2021: $2.2 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $38.2 billion (October 31, 2021: $32.6 billion) of deposits which are subject to the bank recapitalization
(bail-in)
conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes nil (October 31, 2021: $300 million) of Notes issued to CIBC Capital Trust. These Notes were redeemed on November 1, 2021.
(8)
Includes $9.1 billion (October 31, 2021: $8.8 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(9)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(10)	Classification is based on geographical location of the CIBC office.

64	CIBC FIRST QUARTER 2022

Note
8
.    Share capital
Common shares

$ millions, except number of shares, for the three months ended		2022 Jan. 31		2021 Oct. 31		2021 Jan. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Balance at beginning of period	450,827,976	$ 14,351	450,081,727	$14,252	447,085,329	$13,908
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	538,339	59	287,793	31	294,626	29
Shareholder investment plan	226,515	36	229,288	34	294,164	32
Employee share purchase plan	266,370	40	232,103	34	346,076	38
	451,859,200	$ 14,486	450,830,911	$14,351	448,020,195	$14,007
Purchase of common shares for cancellation	(900,000)	(29)	–	–	–	–
Treasury shares	2,115	–	(2,935)	–	(170,590)	(16)
Balance at end of period	450,961,315	$ 14,457	450,827,976	$14,351	447,849,605	$13,991
(1)	Includes the settlement of contingent consideration related to prior acquisitions.
Share split
In February 2022, CIBC’s Board of Directors approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws. The Share Split is subject to the approval of CIBC shareholders at the Annual and Special Meeting of Shareholders scheduled to be held on April 7, 2022 and to the requirements of the Toronto Stock Exchange and New York Stock Exchange. If approved by CIBC shareholders and the stock exchanges and implemented by CIBC’s Board, each shareholder of record at the close of business on May 6, 2022 (Record Date) will receive one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date.
Normal course issuer bid
On December 9, 2021, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence a normal course issuer bid. Purchase
s
under this bid will be completed upon the earlier of: (i) CIBC purchasing 10 million common shares; (ii) CIBC providing a notice of termination; or (iii) December 12, 2022. 900,000 common shares have been purchased and cancelled during the quarter at an average price of $148.86 for a total amount of $134 million.
Regulatory capital, leverage and total loss absorbing capacity ratios
Our capital, leverage and total loss absorbing capacity (TLAC) ratios are presented in the table below:

$ millions, as at		2022 Jan. 31	2021 Oct. 31

Common Equity Tier 1 (CET1) capital (1)		$34,796	$33,751
Tier 1 capital (1)	A	39,139	38,344
Total capital (1)		44,568	44,202
Total risk-weighted assets (RWA)	B	284,226	272,814
CET1 ratio		12.2%	12.4%
Tier 1 capital ratio		13.8%	14.1%
Total capital ratio		15.7%	16.2%
Leverage ratio exposure (2)	C	$906,566	$823,343
Leverage ratio	A/ C	4.3%	4.7%
TLAC available	D	$82,510	$76,701
TLAC ratio	D/B	29.0%	28.1%
TLAC leverage ratio	D/C	9.1%	9.3%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until the end of fiscal 2022.

(2)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

Our regulatory
capital ratios are determined in accordance with
the
Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada, and is subject to a CET1 surcharge equal to
1.0
% of RWA. OSFI also expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) of
2.5
% effective October 31, 2021, reflecting the highest DSB requirement under OSFI capital requirements. This results in current targets, including all buffer requirements, for CET1, Tier
1
, and Total capital ratios of
10.5
%,
12.0
%, and
14.0
%
respectively. These targets may be higher for certain institutions at OSFI’s discretion.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a
non-risk-based capital metric, that meets or exceeds 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.
OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.
During the quarter ended January 31, 2022, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC FIRST QUARTER 2022	65

Note 9.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
	Pension plans			Other post-employment plans

Current service cost	$66	$70	$71	$2	$1	$2
Past service cost	–	(1)	–	(8)	9	–
Net interest (income) expense	(14)	(3)	(4)	5	5	4
Plan administration costs	2	2	2	–	–	–
Net defined benefit plan expense (income) recognized in net income	$54	$68	$69	$(1)	$15	$6
Defined contribution plan expense

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31

Defined contribution pension plans	$17	$8	$11
Government pension plans (1)	41	34	36
Total defined contribution plan expense	$58	$42	$47
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

$ millions, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
		Pension plans		Other post-employment plans

Net actuarial gains (losses) on defined benefit obligation	$279	$265	$60	$15	$42	$3
Net actuarial gains (losses) on plan assets	(150)	20	207	–	–	–
Changes in asset ceiling excluding interest income	–	1	–	–	–	–
Net remeasurement gains (losses) recognized in OCI	$129	$286	$267	$15	$42	$3
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 1
0
.    Income taxes
Enron
In prior years, the Canada R
e
venue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Dividend received deduction
The CRA has reassessed CIBC approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim
consolidated financial statements.
Foreign exchange capital loss reassessment
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC r
e
mains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim
consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.

66	CIBC FIRST QUARTER 2022

Note 11.    Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2022 Jan. 31	2021 Oct. 31	2021 Jan. 31
Basic earnings per share

Net income attributable to equity shareholders	$1,864	$1,436	$1,621
Less: Preferred share dividends and distributions on other equity instruments	41	47	30
Net income attributable to common shareholders	$1,823	$1,389	$1,591
Weighted-average common shares outstanding (thousands)	450,935	450,469	447,281
Basic earnings per share	$4.04	$3.08	$3.56
Diluted earnings per share
Net income attributable to common shareholders	$1,823	$1,389	$1,591
Weighted-average common shares outstanding (thousands)	450,935	450,469	447,281
Add: Stock options potentially exercisable (1) (thousands)	1,420	1,389	502
Add: Equity-settled consideration (thousands)	161	170	146
Weighted-average diluted common shares outstanding (thousands)	452,516	452,028	447,929
Diluted earnings per share	$4.03	$3.07	$3.55
(1)
Excludes average options outstanding
, to the extent that the options’ exercise prices were less than the average market price of
 CIBC’s common shares, which was
nil (October 31, 2021: nil; January 31, 2021:
3,840,348)
with a weighted-average exercise price of nil (October 31, 2021: nil; January 31, 2021: $112.71) for the quarter ended January 31, 202
2.

Note 12.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 23 to the consolidated financial statements included in our 2021 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point
of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.4
billion as at January 31, 2022. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at January 31, 2022, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements included in our 2021 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2021 annual consolidated financial statements:
•	Green v. Canadian Imperial Bank of Commerce, et al. : In January 2022, the court approved the settlement.
•	Fresco v. Canadian Imperial Bank of Commerce : In February 2022, CIBC’s appeal was dismissed. The hearing on aggregate damages will be heard in September 2022.
•	Mortgage prepayment class actions : Court approval of the settlement in Sherry and Jordan was heard in British Columbia and Ontario in February 2022. The courts reserved their decisions.
•	Credit card class actions – Interchange fees litigation : The settlement was approved by the courts in all five jurisdictions in December 2021. These matters are now closed.
•	Cerberus Capital Management L.P. v. CIBC : CIBC’s motion for summary judgment was heard in December 2021, and denied. A non-jury trial is scheduled to commence in March 2022.
•	Order Execution Only class actions : The motion for certification in Frayce , which was scheduled for February 2022, was adjourned.
Other than the items described above, there are no significant developments in the matters identified in Note 23 to the consolidated financial statements included in our 2021 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2021 annual consolidated financial statements.

CIBC FIRST QUARTER 2022	67

Note 13.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the three months ended	2022 Jan. 31		2021 Oct. 31		2021 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$3,376	$703	$3,264	$652	$3,256	$814
Debt securities measured at FVOCI (1)	84	n/a	87	n/a	98	n/a
Other (2)	481	106	386	105	417	118
Total	$3,941	$809	$3,737	$757	$3,771	$932
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

68	CIBC FIRST QUARTER 2022

Note 14.    Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate
companies and
high-net-worth
individuals and families.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which provides a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions,for the three months ended		Canadian Personal and Business Banking		Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2022	Net interest income (1)		$1,587	$377	$389	$793	$(14)	$3,132
Jan. 31	Non-interest income (2)		596	920	220	511	119	2,366
	Total revenue (1)		2,183	1,297	609	1,304	105	5,498
	Provision for (reversal of) credit losses		98	(4)	28	(38)	(9)	75
	Amortization and impairment (3)		52	1	27	1	172	253
	Other non-interest expenses		1,100	672	291	595	112	2,770
	Income (loss) before income taxes		933	628	263	746	(170)	2,400
	Income taxes (1)		246	166	37	203	(121)	531
	Net income (loss)		$687	$462	$226	$543	$(49)	$1,869
	Net income (loss) attributable to:
	Non-controlling interests	$ –		$–	$–	$–	$5	$5
	Equity shareholders		687	462	226	543	(54)	1,864
	Average assets (4)(5)		$292,987	$78,476	$50,274	$282,750	$166,066	$870,553
2021	Net interest income (1)		$1,542	$352	$368	$688	$30	$2,980
Oct. 31	Non-interest income (2)		586	888	194	324	92	2,084
	Total revenue (1)		2,128	1,240	562	1,012	122	5,064
	Provision for (reversal of) credit losses		164	(5)	(51)	(34)	4	78
	Amortization and impairment (3)		54	6	27	3	197	287
	Other non-interest expenses		1,098	640	269	525	316	2,848
	Income (loss) before income taxes		812	599	317	518	(395)	1,851
	Income taxes (1)		215	157	61	140	(162)	411
	Net income (loss)		$597	$442	$256	$378	$(233)	$1,440
	Net income (loss) attributable to:
	Non-controlling interests		$–	$–	$–	$–	$4	$4
	Equity shareholders		597	442	256	378	(237)	1,436
	Average assets (4)(5)		$285,513	$74,606	$47,283	$262,549	$165,980	$835,931
2021	Net interest income (1)		$1,483	$298	$374	$682	$2	$2,839
Jan. 31	Non-interest income (2)		542	790	187	492	113	2,124
	Total revenue (1)		2,025	1,088	561	1,174	115	4,963
	Provision for (reversal of) credit losses		54	33	45	5	10	147
	Amortization and impairment (3)		53	7	28	2	147	237
	Other non-interest expenses		1,033	565	252	520	119	2,489
	Income (loss) before income taxes		885	483	236	647	(161)	2,090
	Income taxes (1)		233	129	48	154	(99)	465
	Net income (loss)		$652	$354	$188	$493	$(62)	$1,625
	Net income (loss) attributable to:
	Non-controlling interests		$–	$–	$–	$–	$4	$4
	Equity shareholders		652	354	188	493	(66)	1,621
	Average assets (4)(5)		$261,542	$65,774	$47,501	$250,418	$174,713	$799,948
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $59 million for the three months ended January 31, 2022 (October 31, 2021: $48 million; January 31, 2021: $54 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC FIRST QUARTER 2022	69

TO REACH US:
Corporate Secretary:
Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations:
Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs:
Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking:
As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations:
Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call:
CIBC’s first quarter conference call with analysts and investors will take place on Friday, February 25, 2022 at 8:00 a.m. (ET). The call will be available in English
(416-406-0743,
or toll-free
1-800-898-3989,
passcode 3693762#) and French
(514-392-1587,
or toll-free
1-877-395-0279,
passcode 5060608#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 11, 2022. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 2933743#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 818990#.
Audio Webcast:
A live audio webcast of CIBC’s first quarter results conference call will take place on Friday, February 25, 2022 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting:
CIBC’s next Annual Meeting of Shareholders will be held on April 7, 2022.
Regulatory Capital:
Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt:
Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference
.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com
.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at
shareholderinquiries@tmx.com
.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/21	$150.48

Dec. 1/21	$145.54

Jan. 4/22	$147.66

Jan. 28/22		$159.40

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com